Exhibit 99.2

EXECUTION VERSION

GSK PLC,

14934792 CANADA INC.,

and

BELLUS HEALTH INC.

ARRANGEMENT AGREEMENT

April 17, 2023

i

SCHEDULE A	Plan of Arrangement

SCHEDULE B	Arrangement Resolution

SCHEDULE C	Representations and Warranties of the Company

SCHEDULE D	Representations and Warranties of Parent and Purchaser

SCHEDULE E	D&O Support and Voting Agreement

ii

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of April 17, 2023,

BY AND AMONG:

GSK plc, a public limited company formed under the laws of England and Wales

(“Parent”),

14934792 Canada Inc., a corporation existing under the Canada Business Corporations Act and a wholly owned Subsidiary of Parent

(“Purchaser”),

-and-

Bellus Health Inc., a corporation existing under the Canada Business Corporations Act (the “Company”)

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE I
INTERPRETATIONS

Section 1.1      Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“401(k) Plan” has the meaning set forth in Section 4.4.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and any transaction solely between the Company, on the one hand, and one or more of its wholly owned Subsidiaries, on the other hand, or solely between or among the Company’s wholly owned Company Subsidiaries, any indication of interest, inquiry, request for information, proposal or offer (including any thereto) from or made by any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) (other than Parent and Purchaser) made after the date of this Agreement relating to, in a single transaction or series of related transactions (i) any direct or indirect sale, disposition, joint venture, transfer or license (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) of assets (including securities of Company Subsidiaries) representing 20% or more of the Company and the Company Subsidiaries’ assets (taken as a whole) or to which 20% or more of the Company and the Company Subsidiaries’ revenues or earnings (taken as a whole) are attributable (in each case based on the consolidated financial statements of the Company most recently filed on SEDAR prior to such offer or proposal), (ii) any direct or indirect take-over bid, recapitalization, tender offer, exchange offer, treasury issuance, acquisition, transfer, or other transaction that if consummated, would result in any Person or group of Persons beneficially owning or exercising control or direction over, directly or indirectly, 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Company Subsidiaries whose assets represent 20% or more of the Company and the Company Subsidiaries’ assets (taken as a whole) or to which 20% or more of the Company and the Company Subsidiaries’ revenues or earnings (taken as a whole) are attributable (in each case based on the consolidated financial statements of the Company most recently filed on SEDAR prior to such offer or proposal), (iii) any plan of arrangement, merger, amalgamation, consolidation, reorganization, spin-off, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving the Company or any of its Subsidiaries pursuant to which any such Person or group of Persons would own, directly or indirectly, assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole, or (iv) any other similar transaction or series of related transactions involving the Company or any of its Subsidiaries whose assets represent 20% or more of the Company and the Company Subsidiaries’ assets (taken as a whole) or to which 20% or more of the Company and the Company Subsidiaries’ revenues or earnings (taken as a whole) are attributable (in each case based on the consolidated financial statements of the Company most recently filed on SEDAR prior to such offer or proposal).

“Affected Securityholders” means, collectively, the Shareholders and the holders of any Company Equity Award.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Aggregate Arrangement Consideration” means the aggregate Arrangement Consideration to be received by Shareholders under this Agreement and the Plan of Arrangement.

“Agreement” means this arrangement agreement, including all schedules annexed hereto.

“AMF” means the Autorité des marchés financiers (Québec).

“Anti-Corruption Laws” means applicable Laws related to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the U.K. Bribery Act 2010, the Anti-Bribery Laws of the People’s Republic of China, legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), and any other applicable Law of similar effect.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, the Competition Act, state antitrust Laws, and all other applicable Laws and regulations (including non-U.S. Laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Arrangement” means an arrangement of the Company under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

“Arrangement Consideration” means $14.75 per Share in cash.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the CBCA Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and Parent, each acting reasonably.

“Balance Sheet” has the meaning set forth in Section 16 of Schedule C.

“Bloom Burton Engagement Letter” has the meaning set forth in Section 32 of Schedule C.

“Breaching Party” has the meaning set forth in Section 4.9(c).

“Business Day” means a day except (i) a Saturday, a Sunday, or any other day on which (a) commercial banks in Montreal, Québec are authorized or required by Laws to be closed or (b) banks are required or authorized by Law to be closed in the City of London, United Kingdom, and (ii) the period from December 24 to January 2.

“Canadian Plan” has the meaning set forth in Section 27(g) of Schedule C.

“CBCA” means the Canada Business Corporations Act.

“CBCA Director” means the director appointed pursuant to section 260 of the CBCA.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the CBCA Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” means (i) the Company Board or any committee thereof fails to unanimously recommend or withdraws, amends, modifies or qualifies the Company Board Recommendation or publicly proposes or states its intention to do any of the foregoing; (ii) the Company Board or any committee thereof accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal, (iii) the Company Board or any committee thereof takes no position or remains neutral with respect to any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement of such Acquisition Proposal will not constitute a Change in Recommendation provided the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation by press release by the end of such five (5) Business Day period (or in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, by the end of the third (3rd) Business Day prior to the date of the Company Meeting)), (iv) the Company Board or any committee thereof fails to publicly reaffirm by press release (without qualification) the Company Board Recommendation within five (5) Business Days after having been requested in writing by Parent to do so (or in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Company Meeting), or (v) the Company, Company Board or any committee thereof publicly announces or publicly discloses any intention to do any of the foregoing.

“Chosen Courts” has the meaning set forth in Section 8.4(b).

“Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Closing” has the meaning set forth in Section 2.7(b).

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council, labor, voluntary recognition, or similar agreement with respect to any current or former Company Associate or other Contract with a union or employee association, including a neutrality or accretion clause or agreement.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act or his or her designee, and, when the context so requires, includes persons authorized to exercise the powers and perform the duties of the Commissioner of Competition in accordance with section 8 of the Competition Act.

“Company” has the meaning set forth in the preamble hereto.

“Company Advisor Engagement Letter” has the meaning set forth in Section 32 of Schedule C.

“Company Associate” means each current or former officer or other employee, or individual who is a current or former independent contractor, consultant, or director, of or to the Company or any Company Subsidiary.

“Company Board” means the board of directors of the Company.

“Company Board Recommendation has the meaning set forth in Section 2.4(c).

“Company Contract” means any (i) Contract between the Company or any Company Subsidiary, on the one hand, and any party other than the Company or any Company Subsidiary, on the other hand or (ii) Contract pursuant to which the Company or any Company Subsidiary is otherwise bound (other than a Contract solely by and among the Company and the Company Subsidiaries).

“Company Deferred Share Unit” means a deferred share unit granted by the Company pursuant to the Company Equity Plans.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to Parent on the date of this Agreement.

“Company Equity Awards” means the Company Options and the Company Deferred Share Units.

“Company Equity Plans” means the Company’s Amended and Restated Stock Option Plan and the Company’s Deferred Share Unit Plan for Designated Members of the Boards, and Designated Employees, of the Company and its Affiliates.

“Company IP” means all Owned IP and all Exclusively Licensed IP.

“Company Lease” means any Company Contract pursuant to which real property is licensed, leased, or subleased by the Company or a Company Subsidiary, as applicable, from another Person.

“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Parent.

“Company Option” means an option to purchase Shares granted by the Company pursuant to a Company Equity Plan.

“Company Parties” means the Company, any Company Subsidiary, and any of their respective current or former shareholders, optionholders, unitholders, members, Affiliates, or Representatives.

“Company Products” means all compounds and other chemical entities, including camlipixant, and all products that are being researched, tested or developed by or on behalf of the Company or any Company Subsidiary.

“Company Publicly Filed Documents” means all reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated therein, amendments and supplements thereto) required to be filed or furnished by the Company (i) with or to the SEC or (ii) on SEDAR, as the case may be, on or after January 1, 2022 and prior to the date of this Agreement.

“Company Registered IP” means any Patent, trademark, copyright, or domain name included in the Company IP that is registered or issued under the authority of any Governmental Body or internet domain name registrar, and any application for the registration of any of the foregoing.

“Company Representative” has the meaning set forth in Section 24 of Schedule C.

“Company U.S. Subsidiary” means Bellus Health Corp., a Delaware corporation that is a Company Subsidiary.

“Competition Act” means the Competition Act (Canada) as now in effect and as it may be amended from time to time to the Effective Time.

“Competition Act Approval” means, with respect to the Transactions: (i) receipt by Parent of an advance ruling certificate from the Commissioner of Competition under subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that he or she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act, or (ii) both of the (A) expiry or termination of the waiting period, including any extension of such waiting period, under section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with paragraph 113(c) of the Competition Act, and (B) receipt by Parent of a No Action Letter.

“Confidentiality Agreement” has the meaning set forth in Section 4.1(b).

“Consent” means any approval, consent, ratification, permission, waiver, or authorization (including any Governmental Authorization).

“Constating Documents” means articles of incorporation, amalgamation, arrangement or continuation, as applicable, by-laws or other constating documents and all amendments to such articles or by-laws.

“Contract” means any legally binding agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan, or other legally binding commitment or undertaking of any nature inclusive of all amendments, supplements or modifications thereto (except, in each case, ordinary course of business purchase orders).

“Court” means the Québec Superior Court.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolution or variant thereof or any related or associated epidemic, pandemic, or disease outbreak.

“D&O Support and Voting Agreement” means each support and voting agreement entered into between Parent and a director or officer of the Company, substantially in the form of Schedule E.

“Depositary” means Computershare Investor Services Inc. or such other Person as the Company and Parent may mutually agree to engage and appoint to act as depositary in relation to the Arrangement.

“Designated Person” has the meaning set forth in Section 8.11(a).

“Dissent Rights” has the meaning set forth in the Plan of Arrangement.

“Dissenting Holder” has the meaning set forth in the Plan of Arrangement.

“DOJ” means the U.S. Department of Justice.

“Effective Time” means the Effective Time of the Arrangement.

“Employee Plan” means each employment, consulting, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock options, phantom share, deferred unit or other equity-based compensation, salary continuation, change-in-control, retention, severance, termination, garden leave, pay in lieu, gross-up, pension, profit-sharing, savings, retirement, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company or any of its Subsidiaries is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, relocation, repatriation, clawback, educational assistance or fringe benefit plan, program, policy, practice, agreement or arrangement, whether written or oral, formal or informal, funded or unfunded, insured or self-insured, registered or unregistered, including, without limitation, each “employee benefit plan” within the meaning of Section 3(3) of ERISA, each multiemployer plan and any other employee benefit plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA (including any funding instrument therefor now in effect or required in the future as a result of the Transactions or otherwise), in each case, (i) under which any Company Associate (or any dependent or beneficiary thereof) has any present or future right to compensation or benefits and (ii) that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any obligation to maintain, sponsor or contribute, or (iii) with respect to which the Company or any of its Subsidiaries has any direct or indirect liability, whether contingent or otherwise, other than any statutory plans administered by a Governmental Body, including the Canada Pension Plan and Québec Pension Plan and plans administered pursuant to applicable federal or provincial health, worker’s compensation or employment insurance legislation.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, encroachment, claim, infringement, interference, option, right of first refusal, right of first offer, lease, covenant, condition, restriction, preemptive right, community property interest, or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset) and any conditional sales agreement, title retention agreement or lease in the nature thereof.

“End Date” has the meaning set forth in Section 7.1(b).

“Enforceability Exceptions” means legal limitations on enforceability: (i) arising from applicable bankruptcy and other similar Laws affecting the rights of creditors generally; (ii) arising from Laws governing specific performance, injunctive relief, and other equitable remedies; and (iii) based on any indemnity against liabilities under Securities Laws in connection with the offering, sale, or issuance of securities.

“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.

“Environmental Law” means any federal, state, local, or foreign Law relating to pollution or protection of human health, worker health, or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata), including any Law or regulation relating to emissions, discharges, Releases, or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

“ERISA Affiliate” means with respect to the Company or any of its Subsidiaries, any trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001(b)(1) of ERIA or that is a member of the same “controlled group” as the Company or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.

“ETA” means the Excise Tax Act (Canada).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exclusively Licensed IP” means all Intellectual Property Rights that are exclusively (or co-exclusively) licensed to the Company or any Company Subsidiary.

“Exclusivity Agreement” means that certain letter agreement, dated as of April 7, 2023, by and between Parent and the Company.

“Existing Representation” has the meaning set forth in Section 8.11(a).

“Fairness Opinions” means the opinions of each of the Company Financial Advisor and Bloom Burton Securities Inc. to the effect that, as of the date of each such opinion and based upon and subject to the various assumptions, limitations, and qualifications set forth therein, the Arrangement Consideration to be received by the Shareholders is fair, from a financial point of view, to such holders (other than Parent, Purchaser and their Affiliates).

“FDA” has the meaning set forth in Section 23(a) of Schedule C.

“FDCA” means the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.).

“Final Order” means the final order of the Court in a form acceptable to the Company and Parent, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and Parent, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Parent, each acting reasonably) on appeal.

“Foreign Direct Investment Laws” means any Law that provides for review of the cross-border acquisition of any interest in or assets of a business or entity (including for national security or defense reasons) under the jurisdiction of an applicable Governmental Body.

“FTC” means the U.S. Federal Trade Commission.

“Good Manufacturing Practices” means the applicable Laws for current Good Manufacturing Practices promulgated by the FDA under the FDCA (including 21 C.F.R. Parts 210 and 211), Health Canada, the European Medicines Agency or under the European Union guide to Good Manufacturing Practice for medical products and any other applicable Regulatory Authority in each jurisdiction where the Company or a third party acting on its behalf is undertaking a clinical trial or any manufacturing activities as of or prior to the Effective Time.

“Good Clinical Practices” means standards for clinical trials for pharmaceuticals (including all applicable requirements relating to protection of human subjects), as set forth in the FDCA and applicable regulations promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54, and 56), as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by any Governmental Body in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, in which the Company Products are distributed, sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Good Laboratory Practices” means the FDA’s regulations for conducting non-clinical laboratory studies codified at 21 C.F.R. Part 58, and comparable foreign Laws to the extent applicable.

“Governmental Authorization” means any (i) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification, or authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law or (ii) right under any Contract with any Governmental Body.

“Governmental Body” means any (i) nation, state, supra-national body, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, (ii) federal, state, provincial, local, municipal, foreign, or other government, (iii) governmental or quasi-governmental authority of any nature, including any governmental division, department, agency, bureau, commission, commissioner, instrumentality, official, ministry, fund, foundation, center, organization, unit, body, or Entity, (iv) any court, arbitrator, or other tribunal, or (v) any stock exchange, including Nasdaq, NYSE, LSE and TSX.

“Hazardous Materials” means any (i) medical, biological or biohazardous material (including any infectious material, biological product, bodily fluid, stock, culture, diagnostic specimen, regulated animal, or medical waste) that is regulated as “hazardous” or “toxic” under any Environmental Law, (ii) petroleum product, derivative or by-product, asbestos-containing material, radon, urea formaldehyde foam insulation, polychlorinated biphenyls, radioactive materials, toxic mold or fungi, or (iii) other chemical, substance, material or waste that in relevant form, quantity or concentration is regulated as “hazardous” or “toxic” under any Environmental Law.

“Healthcare Laws” means, as applicable: (i) the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Physician Self-Referral Law (42 U.S.C. § 1395nn), the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), 42 U.S.C. §§ 1320a-7, 1320a-7a, and 1320a-7b and the regulations promulgated pursuant to such statutes, and any comparable self-referral or fraud and abuse laws promulgated by any Governmental Body; (ii) the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.), and the regulations promulgated thereunder and any Law or regulation the purpose of which is to protect the privacy of individually-identifiable patient information; (iii) Medicare (Title XVIII of the Social Security Act); (iv) Medicaid (Title XIX of the Social Security Act); (v) Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010; (vi) the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h); (vii) the FDCA, the Veterans Health Care Act of 1992, the Public Health Service Act, FDA regulations promulgated thereunder, or any similar Laws of foreign jurisdictions in which the Company or any Company Subsidiary currently conducts business or provide services; (viii) the Prescription Drug Marketing Act of 1987; (ix) quality, safety and accreditation standards and requirements of all applicable Governmental Bodies, (x) all Laws pursuant to which permits relating to human subjects research, clinical trials, pre-clinical trials, or health care are issued, (xi) all Laws related to the conduct of human subjects research, clinical trials, and pre-clinical trials, including without limitation the United States Federal Common Rule (45 CFR Part 46), the Food & Drug Administration Common Rule (21 CFR Parts 50 and 56), International Conference on Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH), Good Clinical Practices, World Health Organization (WHO) clinical research standards, United Nations Educational, Scientific and Cultural Organization (UNESCO) Universal Declaration on Bioethics and Human Research, (xii) Good Manufacturing Practices, (xiii) any and all other applicable comparable Laws of other Regulatory Authorities and (xiv) any other requirements of Law that relates to the design, development, testing, studying, manufacturing, processing, storing, holding, shipping, transporting, distributing, importing or exporting, licensing, labeling, packaging, advertising, promotion, selling, pricing, or marketing of pharmaceutical products, or that is related to remuneration (including ownership) to or by physicians or other health care providers (including kickbacks) or the disclosure or reporting of the same, patient or program charges, record-keeping, claims processing, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care products or services.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Indebtedness” means (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person (other than the Company or any Company Subsidiary), (ii) any obligation evidenced by notes, bonds, debentures, or similar Contracts to any Person, (iii) any obligation in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), (iv) any obligation to any Person (other than the Company or any Company Subsidiary) that grants a right to revenue and royalty payments from Company Products to such Person, or (v) any guaranty of any such obligation described in clauses (i) through (iv) of any Person (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business).

“Indemnified Persons” has the meaning set forth in Section 4.5(a).

“Indemnifying Parties” has the meaning set forth in Section 4.5(b).

“Intellectual Property Rights” means all rights in or to the following, anywhere in the world, whether registered or unregistered: (i) patents, patent applications and registrations, design patents, community designs and all other supra-national or national design rights, whether registered or unregistered, and other patent rights, including all divisions, continuations, continuations-in-part, renewals, reissues, extensions, certificates of reexamination, utility models and supplementary protection certificates (collectively, “Patents”), (ii) trademarks, service marks, brand names, certification marks, collective marks, logos, symbols, trade dress, assumed names, company names, fictitious names, trade names, and other indicia of origin, together with all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”), (iii) trade secrets, proprietary or confidential information and know-how, including unpatented inventions, processes, procedures, techniques, schematics, algorithms, methods, formulae, drawings, blueprints, data, databases, data sets, compilations, prototypes, models (including data models), and designs (collectively, “Trade Secrets”), (iv) copyrights and published and unpublished works of authorship, (v) rights in software, data, and databases, (vi) domain names, and (vii) any other intellectual property, intangible property or proprietary rights of any kind, nature or description, together with all registrations, issuances, applications, renewals, extensions, restorations, and reversions thereof.

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to Company and Parent, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of Company and Parent, each acting reasonably.

“IRS” means the United States Internal Revenue Service, or any successor agency thereto.

“IT Systems” has the meaning set forth in Section 19(a) of Schedule C.

“ITCs” has the meaning set forth in Section 26(m) of Schedule C.

“knowledge,” with respect to an Entity, means with respect to the matter in question the actual knowledge of the Persons listed on Schedule 1.1.

“Law” means any federal, state, provincial, local, municipal, foreign, multinational, or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or other legal requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body or under the authority of TSX, LSE, NYSE or Nasdaq (including the NASDAQ Marketplace Rules as promulgated by Nasdaq, as amended).

“Leased Real Property” has the meaning set forth in Section 17(b) of Schedule C.

“Legal Proceeding” means any action, suit, charge, demand, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding), hearing, inquiry, audit, examination, investigation or other proceeding commenced, brought, conducted, or heard by or before, or otherwise involving, any court or other Governmental Body, or any arbitrator or arbitration panel.

“Legal Restraint” has the meaning set forth in Section 6.1(c).

“LSE” means the London Stock Exchange.

“Major Supplier” has the meaning set forth in Section 34 of Schedule C.

“Matching Period” has the meaning set forth in Section 5.4(a)v.

“Material Adverse Effect” means an event, effect, change, occurrence, condition, circumstance, state of facts or development or combination of the foregoing (an “Effect”) that, individually or taken together, has had or would reasonably be expected to have a material adverse effect on the Product or the business, assets, liabilities, properties, operations, condition (financial or otherwise), or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided that no Effect arising out of or resulting from any of the following shall be deemed either alone or in combination to constitute a Material Adverse Effect, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect: (i) any change in the market price or trading volume of the Shares; (ii) any event, effect, change, occurrence or development resulting from the execution or announcement of this Agreement (including the identity of Parent) (other than (A) for purposes of any representation or warranty in Section 5 of Schedule C but subject to disclosures in Section 5 of the Company Disclosure Schedule or (B) any other representation or warranty that addresses the consequences resulting from the execution or announcement of this Agreement); (iii) general changes or developments in the clinical-stage biopharmaceutical industry or changes in the economy generally or changes in other general business, financial, or market conditions (including interest rates, exchange rates, tariffs, trade wars, and credit markets); (iv) fluctuations in the value of any currency; (v) (A) changes to any domestic, foreign or global political condition, (B) any act of terrorism, war (whether or not declared), civil unrest, civil disobedience, protests, public demonstrations, insurrection, national or international calamity, sabotage or terrorism, (C) any pandemic or epidemic (including COVID-19) or other outbreak of contagious diseases (or the escalation or worsening of any of the foregoing) or (D) any volcano, tsunami, earthquake, hurricane, tornado, other natural or man-made disaster, or act of God, or any similar force majeure event; (vi) the failure of the Company to meet internal or analyst’s expectation, forecast, estimate, or prediction in respect of revenues, earnings, or other financial or operating metrics for any period; (vii) any action taken (or failure to act) by the Company at the written direction of Parent and any action specifically required to be taken by the Company under this Agreement (excluding the requirement that the Company use reasonable best efforts to conduct its business in all material respects in the ordinary course); or (viii) any change in, or any compliance with or action taken for the purpose of complying with, any applicable Law or IFRS (or authoritative interpretations of any applicable Law or IFRS), after the date hereof; it being understood that the exceptions in clauses (i) and (vi) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses (ii) through (v) or (vii) through (viii) hereof) is or would be reasonably likely to be a Material Adverse Effect or has otherwise resulted in or contributed to a Material Adverse Effect; provided, further, that with respect to subclauses (iii), (iv), (v) and (viii), if such Effect disproportionately affects the Product or the Company and its Subsidiaries, taken as a whole, compared to other similar biopharmaceutical companies or biopharmaceutical companies generally, then such Effect shall be taken into account in determining whether there has been, or would reasonably expected to be, a Material Adverse Effect.

“Material Contract” has the meaning set forth in Section 20(a) of Schedule C.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” means (a) a misrepresentations for purpose of Canadian Securities Laws; and (b) for purposes of U.S. Securities Laws, an untrue statement of a material fact or an omission to state a material fact required to be stated or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they were made.

“Nasdaq” means Nasdaq Global Select Market.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“No Action Letter” means written confirmation from the Commissioner of Competition that they do not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the Transactions.

“NYSE” means the New York Stock Exchange, any successor stock exchange operated by the NYSE Euronext, or any successor thereto.

“OHSA” has the meaning set forth in Section 27(f) of Schedule C.

“ordinary course of business” means the ordinary course of business consistent with past practice.

“Owned IP” means all Intellectual Property Rights owned or purported to be owned by the Company or any Company Subsidiary.

“Parent” has the meaning set forth in the preamble hereto.

“Parent Counsel” has the meaning set forth in Section 8.11(a).

“Parent Disclosure Schedule” has the meaning set forth in Section 3.2(a).

“Parent Information” has the meaning set forth in Section 2.4(d).

“Parent Material Adverse Effect” means an event, change, occurrence, or development that would prevent, materially delay, or materially impair the ability of Parent or Purchaser to perform its obligations under this Agreement or to consummate the Transactions.

“Parent Parties” means Parent, Purchaser, or any of their respective current, former, or future shareholders, optionholders, members, Representatives, or Affiliates.

“Parties” means Parent, Purchaser, and the Company.

“PBA” means the Pension Benefits Act (Ontario).

“Permitted Encumbrance” means (i) any Encumbrance for Taxes that is either (A) not yet due and payable or (B) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the consolidated financial statements of the Company to the extent required by IFRS, (ii) any Encumbrance representing the right of any customer, supplier, or subcontractor in the ordinary course of business under the terms of any Contract to which the relevant party is a party or under general principles of commercial or government contract Law (including mechanic’s, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’, and similar liens granted or which arise in the ordinary course of business), (iii) in the case of any Contract, any Encumbrance that is a restriction against the transfer or assignment thereof and is included in the terms of such Contract, (iv) any Encumbrance for which appropriate reserves have been established in the consolidated financial statements of the Company, (v) any non-exclusive license of or with respect to Intellectual Property Rights granted by the Company or any Company Subsidiary, (vi) any defect, imperfection of title (other than with respect to any material Company IP), or other Encumbrance not, individually or in the aggregate, materially impairing the value of the assets subject thereto or otherwise materially interfering with the conduct of the business of the Company and the Company Subsidiaries in the ordinary course, and (vii) in the case of real property, any Encumbrance that is an easement, right-of-way, encroachment, restriction, condition, or other similar Encumbrance incurred or suffered in the ordinary course of business and that, individually or in the aggregate, does not and would not materially impair the use (or contemplated use), utility, or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building, and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

“Person” means any individual, Entity, or Governmental Body.

“Personal Information” means any information concerning an identified or identifiable individual, and any information defined as “personal information,” “personally identifiable information,” “personal health information,” “protected health information,” or any similar term by an applicable Privacy Law.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

“Post-Closing Matter” has the meaning set forth in Section 8.11(a).

“Post-Closing Representation” has the meaning set forth in Section 8.11(a).

“Pre-Closing Designated Persons” has the meaning set forth in Section 8.11(b).

“Pre-Closing Period” has the meaning set forth in Section 4.1(a).

“Pre-Closing Privileges” has the meaning set forth in Section 8.11(b).

“Privacy Laws” means all applicable Laws and binding standards relating to the processing, privacy or security of Personal Information and all legally binding guidance issued thereunder, including, to the extent applicable, the Canada Personal Information Protection and Electronics Document Act, Québec Law 25, Québec Bill 64, the European Union General Data Protection Regulation (EU) 2016/679 and all Laws implementing it, the UK GDPR as defined in the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019, the UK Data Protection Act 2018, the PCI-DSS Standards,, and any Law concerning requirements for website and mobile application privacy policies and practices, or any outbound communications (including e-mail marketing, telemarketing and text messaging), tracking, and marketing.

“Product” means camlipixant, also known as BLU-5937.

“Provincial Securities Act” means the Securities Act (Québec).

“Purchaser” has the meaning set forth in the preamble hereto.

“Reference Date” has the meaning set forth in Section 3(a) of Schedule C.

“Regulatory Authority” means any Governmental Body (including the European Medicines Agency (“EMA”) and Health Canada) that performs functions similar to those performed by the FDA or otherwise has jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacturing, storage, marketing, promotion, sale, commercialization, shipment, import, export, sale or distribution of pharmaceutical products, biological products, or any product that the Company or any Company Subsidiary manufactures or is developing.

“Regulatory Authorizations” has the meaning set forth in Section 23(a) of Schedule C.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment.

“Representatives” means officers, directors, partners, members, employees, managers, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors, and other representatives.

“Required Shareholder Approval” has the meaning set forth in Section 2.2(b).

“Requisite Regulatory Approvals” has the meaning set forth in Section 6.1(d).

“Research Programs” means all research and development programs, pre-clinical and clinical trials, pre-clinical and clinical studies and the results therefrom.

“Sanctioned Country” means any country or region that is, or has been in the five (5) years prior to the date of this Agreement, the subject or target of a comprehensive embargo under Sanctions (including Cuba, Iran, North Korea, Russia, Syria, and the Crimea region of Ukraine) in effect at the time.

“Sanctioned Person” means any Person that is: (i) listed on any applicable U.S. or non-U.S. sanctions-related restricted party list, including any list maintained by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union or its member states, His Majesty’s Treasury or Global Affairs Canada, or His Majesty’s Treasury of the United Kingdom, (ii) in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in (i), or (iii) organized, resident or located in a Sanctioned Country.

“Sanctions” means all Laws and orders relating to economic or trade sanctions administered or enforced by the United States (including by OFAC, the U.S. Department of State and the U.S. Department of Commerce), Global Affairs Canada and the Royal Canadian Mounted Police or other relevant sanctions authority in Canada), the European Union, His Majesty’s Treasury, the United Nations Security Council, or any other relevant Governmental Body.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authorities” means the AMF, the SEC, and any other applicable securities commissions or securities regulatory authority in Canada or the United States, including, Nasdaq and TSX.

“Securities Laws” means the Provincial Securities Act, the United States Securities Act of 1933, the Exchange Act, and all other applicable securities Laws, in each case together with all rules and regulations and published policies thereunder and the rules and published policies of the Nasdaq and TSX Exchanges.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the AMF.

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.

“Shares” means the common shares in the capital of the Company.

“Subsidiary” means, with respect to a Person, any other Person, whether incorporated or unincorporated, of which (i) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (ii) a general partner interest, or (iii) a managing member interest, in each case, is directly or indirectly owned or controlled by such Person or by one (1) or more of its respective Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal made by a Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) to acquire not less than all of the outstanding Shares or all or substantially all of the assets of the Company and its Company Subsidiaries on a consolidated basis that (i) did not result from a breach of ARTICLE V or any other provision of this Agreement, (ii) complies with applicable Securities Laws and (iii) the Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, is reasonably likely to be consummated in accordance with its terms and conditions, and, taking into account all legal, regulatory, and financing aspects (including certainty of closing) of the Acquisition Proposal and the identity of the Person or group of Persons making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, if consummated in accordance with its terms, would result in a transaction which is more favorable, from a financial point of view, to Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Parent pursuant to Section 5.4(b) of this Agreement).

“Superior Proposal Notice” has the meaning set forth in Section 5.4(a)iii.

“Tax” means any tax or similar charge of any kind whatsoever (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, goods and services tax, harmonized sales tax, retail sales tax, surtax, estimated tax, employment tax, unemployment tax, social security, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, escheat tax, alternative tax, alternative minimum tax, real or personal property tax or payroll tax, and including any health insurance, parental insurance or government pension plan premiums or contributions and including any liability relating to any deemed overpayment of Taxes under Section 125.7 of the Tax Act or other amount received in respect of any COVID-19 measure), including any installment of Taxes, interest, fine, penalty, or addition thereto, in each case, imposed, assessed, or collected by or under the authority of any Governmental Body.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, designation, certificate, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax (including any documents filed, or required to be kept in file, under Section 125.7 of the Tax Act).

“Taxing Authority” means any Governmental Body exercising Tax regulatory authority or otherwise imposing or administrating any Tax.

“Terminating Party” has the meaning set forth in Section 4.9(c).

“Termination Fee” has the meaning set forth in Section 7.3(a).

“Termination Notice” has the meaning set forth in Section 4.9(c).

“Transaction Committee” means the transaction committee of the Board formed in connection with the Arrangement and the other transactions contemplated by this Agreement.

“Transactions” means the Arrangement and the other transactions contemplated by this Agreement, the Plan of Arrangement and the Articles of Arrangement.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the Securities Act of 1933.

“Willful Breach” means any material breach of any covenant or agreement set forth in this Agreement prior to the date of its termination that is a consequence of any act, or failure to act, undertaken by the breaching Party with the knowledge that the taking of such act, or failure to act, would, or would reasonably be likely to, result in such breach. Notwithstanding anything in the foregoing definition to the contrary, such term shall include the failure to consummate the Closing when required to do so by this Agreement.

Section 1.2           Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(a)            For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; and one gender shall include all other genders.

(b)            The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)            As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)            Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes,” and “Schedules” are intended to refer to sections of this Agreement and Exhibits, Annexes, and Schedules to this Agreement, as applicable.

(e)            The phrase “made available,” when used in reference to anything made available to Parent, Purchaser, or any of their respective Representatives, in each case, shall be deemed to include anything uploaded to the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the Transaction no later than twenty-four (24) hours prior to the execution and delivery of this Agreement.

(f)            The bold-faced headings in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

(g)            Any reference to (i) any Contract (including this Agreement) are to the Contract as amended, modified, supplemented, restated, or replaced from time to time (in the case of any Contract, to the extent permitted by the terms thereof and, if applicable, the terms of this Agreement); (ii) any Governmental Body includes any successor to that Governmental Body; and (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented, or replaced from time to time (and, in the case of statutes, include any rule and regulation promulgated under such statute) and references to any section of any applicable Law includes any successor to such section (provided that, for purposes of any representation and warranty in this Agreement that is made as of a specific date, references to any Law or Contract shall be deemed to refer to such Law or Contract, as amended, and to any rule or regulation promulgated thereunder, in each case, as of such date).

(h)            The terms “Dollars” and “$” mean U.S. dollars.

(i)            Any reference herein to “as of the date hereof,” “as of the date of this Agreement,” or words of similar import shall be deemed to mean April 17, 2023.

(j)            When “since” is used in connection with a date, the period covered thereby shall be inclusive of such date.

(k)            Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of Montreal, Québec, Canada, unless otherwise specified.

Section 1.3      Company Disclosure Schedule. The disclosures set forth in any particular part or subpart of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of): (a) the representations and warranties or covenants of the Company that are set forth in the corresponding section or subsection of this Agreement and (b) any other representation and warranty or covenant of the Company that is set forth in this Agreement to the extent, in the case of this clause (b), the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representation and warranty or covenant is reasonably apparent on the face of such disclosure. No Party may deem the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation and warranty or covenant as an admission that such item represents a material exception or material fact, event, or circumstance or that such item is material or constitutes a Material Adverse Effect (and no Party concedes such materiality or effect by its inclusion), and no reference to, or disclosure of, any item or other matter in the Company Disclosure Schedule shall necessarily imply that any other undisclosed matter or item having a greater value or significance is material.

ARTICLE II
THE ARRANGEMENT

Section 2.1           Arrangement. The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2           Interim Order. As soon as reasonably practicable after the date of this Agreement, but in any event in sufficient time to permit the Company Meeting to be convened in accordance with Section 2.3, the Company shall apply for, in a manner reasonably acceptable to Parent pursuant to section 192 of the CBCA and, in cooperation with Parent, prepare, file and diligently pursue, an application for the Interim Order, which must provide, among other things:

(a)            for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)            that the required level of approval for the Arrangement Resolution (the “Required Shareholder Approval”) for the Arrangement Resolution shall be (a) at least 66 2/3% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Company Meeting voting together as a single class, and (b) if, and to the extent, required, a majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Company Meeting voting together as a single class, excluding for this purpose votes attached to Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(c)             that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)            for the grant of Dissent Rights to registered Shareholders as contemplated in the Plan of Arrangement;

(e)            for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)             that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed in writing by the Parties without the need for additional approval of the Court;

(g)            confirmation of the record date for Shareholders entitled to receive notice of and to vote at the Company Meeting;

(h)            that the record date will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Securities Law or the Court;

(i)              that the Parties may amend, modify and/or supplement the Plan of Arrangement in accordance with the terms thereof;

(j)              for such other matters as Parent or the Company may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3           The Company Meeting. The Company shall:

(a)            convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and applicable Law as soon as reasonably practicable, (and in any event on or before June 16, 2023), for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular and agreed to by Parent and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of Parent: (i) except as required or permitted under Section 2.3(m), Section 4.9(d) and Section 5.4(e); or (ii) in the case of an adjournment, except as required for quorum purposes;

(b)            solicit proxies in favor of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any Transaction, including, at the Company’s discretion or if so requested by Parent, and at the expense of the Company, using proxy solicitation services firms and cooperating with any Persons engaged by Parent to solicit proxies in favor of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution;

(c)             permit Parent to, at Parent’s expense, directly or through a proxy solicitation services firm of its choice, actively solicit proxies in favor of the Arrangement and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution in compliance with applicable Law and the Company shall disclose in the Circular that Parent may make such solicitations;

(d)            provide Parent with copies of, or access to, information regarding the Company Meeting generated by the Company’s registrar and transfer agent or any dealer or proxy solicitation services firm retained by the Company, as requested from time to time by Parent and instruct any dealer or proxy solicitation services firm retained by the Company to report to Parent and its Representatives and legal counsel concurrently with their reports to the Company;

(e)             consult with Parent in fixing the date of the Company Meeting and the record date for the Company Meeting, give notice to Parent of the Company Meeting and allow Parent’s Representatives and legal counsel to attend the Company Meeting;

(f)              advise Parent, at such times as Parent may reasonably request and at least on a daily basis on each of the last five (5) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies (for greater certainty, specifying votes “for” and votes “against” the Arrangement Resolution) received by the Company in respect of the Arrangement Resolution;

(g)            promptly advise Parent of any communication (written or oral) from, or claims brought by (or threatened to be brought by), any Person in opposition to the Arrangement and any purported exercise or withdrawal of Dissent Rights by the Shareholders; and cooperate and provide Parent with (i) an opportunity to review and comment upon in advance any written communications to be sent by or on behalf of the Company to any such Person, (ii) a copy of any such written communication and (iii) the opportunity to participate in any discussions, negotiations or proceedings with or including any such Persons;

(h)            not waive any failure by any Shareholder to timely deliver a notice of exercise of Dissent Rights, not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights without the prior written consent of Parent (which may be granted or withheld in Parent’s sole and absolute discretion);

(i)              not change the record date for the Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by applicable Law or the Court;

(j)              ensure that the Arrangement Resolution is the first substantive matter on the agenda for the Company Meeting, unless otherwise previously agreed to in writing by Parent;

(k)             not propose or submit for consideration at the Company Meeting any business other than the Arrangement without Parent’s written consent;

(l)              at the reasonable request of Parent from time to time, (i) provide Parent with a list (in both written and electronic form) of (A) the registered Shareholders, together with their addresses and respective holdings of Shares, (B) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Shares (including holders of Company Equity Awards), and (C) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares, and (ii) require that its registrar and transfer agent furnish Parent with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as Parent may reasonably request; and

(m)            at the request of the Purchaser, adjourn or postpone the Company Meeting to a date specified by the Purchaser that is not later than 15 Business Days after the date on which the Company Meeting was originally scheduled.

Section 2.4           The Circular.

(a)            The Company shall prepare as promptly as practicable and complete, in consultation with Parent and its legal counsel, the Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each of the Shareholders and other Persons as required by the Interim Order and applicable Law, in each case so as to permit the Company Meeting to be held in accordance with the timeline specified in Section 2.3(a).

(b)            The Company shall ensure that the Circular complies in all material respects with Law, does not contain any Misrepresentation (provided that the Company shall not be responsible for the accuracy of any information furnished by Parent in writing specifically for purposes of inclusion in the Circular pursuant to Section 2.4(d)) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the Arrangement Resolution.

(c)            Without limiting the generality of the foregoing, the Circular must include: (i) a copy of the Fairness Opinions; (ii) a statement that the Company Board has received the Fairness Opinions and has, after receiving legal and financial advice, unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders and that the Company Board unanimously recommends that the Shareholders vote in favor of the Arrangement Resolution (the “Company Board Recommendation”); and (iii) a statement that each Director and executive officer of the Company has entered into a D&O Support and Voting Agreement pursuant to which such Director or executive officer has agreed to vote all of such individual’s Shares in favor of the Arrangement Resolution and against any resolution that is inconsistent with the Arrangement Resolution, subject to the terms of the D&O Support and Voting Agreement. The Company shall give Parent and its legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by Parent and its legal counsel and accept the reasonable comments of Parent and its legal counsel, and agrees that all information relating solely to Parent included in the Circular must be in a form and content satisfactory to Parent, acting reasonably.

(d)            Parent shall provide the Company, on a timely basis, all necessary information concerning Parent, its Affiliates and the Arrangement Consideration that is required by applicable Law to be included in the Circular to the Company in writing (such information provided in writing pursuant to this Section 2.4(d), the “Parent Information”), and shall ensure that the Parent Information does not contain any Misrepresentation.

(e)             Each Party shall promptly notify the other Parties if it becomes aware that the Circular contains any (or any alleged) Misrepresentation or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by applicable Law, file the same with the Securities Authorities or any other Governmental Body.

Section 2.5            Final Order. If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Company Meeting.

Section 2.6           Court Proceedings. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall: (a) diligently pursue, and cooperate with Parent in diligently pursuing, the Interim Order and the Final Order; (b) provide Parent and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with, or submitted to, the Court, the CBCA Director or the AMF in connection with the Arrangement (including drafts of the motion for Interim Order and Final Order, affidavits, Interim Order and Final Order), prior to the service and filing of such materials, and give reasonable and due consideration to all such comments of Parent and its legal counsel, provided all Parent Information shall be in a form and substance satisfactory to Parent; (c) not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that Parent shall not be required to agree or consent to any increase in or variation in the form of the Arrangement Consideration or other modification or amendment to such filed or served materials that expands or increases Parent’s obligations, or diminishes or limits Parent’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement and the D&O Support and Voting Agreements; (d) oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement and consult with Parent with respect to the defense or settlement of any Company shareholder or derivative proceeding and shall not settle in respect of any such proceeding without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; (e) ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement; (f) not object to legal counsel to Parent making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided Parent advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement; and (g) provide Parent on a timely basis with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. If, at any time after the issuance of the Final Order and prior to the Effective Time, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it shall do so only after notice to, and in good faith consultation and cooperation with, Parent.

Section 2.7           Articles of Arrangement and Effective Time. (a)      The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement.

(b)            Unless another time or date is agreed to in writing by the Parties, the completion of the Arrangement (the “Closing”) will take place remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the Parties hereto, at 9:00 a.m. (Montreal time) on the third (3rd) Business Day after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favor the condition is, of the conditions set out in ARTICLE VI (excluding conditions that, by their terms, are to be satisfied at the Effective Time, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favor the condition is, of those conditions as of the Effective Time). The Company shall send the Articles of Arrangement to the CBCA Director on the day of Closing.

Section 2.8           Deposit of Consideration. Purchaser shall, following receipt of the Final Order and immediately prior to the sending by the Company of the Articles of Arrangement to the CBCA Director in accordance with Section 2.7(b), provide, or cause to be provided, the Depositary with sufficient funds to satisfy the Aggregate Arrangement Consideration payable to Shareholders pursuant to the Plan of Arrangement (other than with respect to the Shareholders exercising Dissent Rights as provided in the Plan of Arrangement) in each case into escrow (the terms and conditions of such escrow to be satisfactory to the Company and Parent, each acting reasonably).

Section 2.9            Withholding Taxes. Any Person shall be entitled to deduct and withhold from any amount otherwise payable or deliverable under the Plan of Arrangement or this Agreement such amounts as such Person is required to deduct and withhold, or reasonably believes to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any applicable Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Plan of Arrangement or this Agreement and shall be treated for all purposes under the Plan of Arrangement or this Agreement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Body. Notwithstanding anything herein to the contrary, to the extent a payment pursuant to the Plan of Arrangement would trigger a Tax or penalty under Section 409A of the Code or any corresponding provision in the Tax Act, Parent may adjust the time and/or manner of such payment, and such payment shall instead be made on the earliest date that payment would not trigger such Tax or penalty.

Section 2.10          Incentive Plan Matters.

(a)            The Parties acknowledge that the outstanding Company Equity Awards shall be treated in accordance with the provisions of the Plan of Arrangement.

(b)            The Parties acknowledge and agree that the Company and the Company Subsidiaries shall, and that the Parent and the Purchaser shall cause the Company and the Company Subsidiaries to, make an election under subsection 110(1.1) of the Tax Act (or any equivalent provision under provincial Law) in prescribed form and in a timely manner and that the Parties shall comply more generally with the provisions of subsection 110(1.1) of the Tax Act (and any equivalent provision under provincial Law), in respect of any payment made under the Plan of Arrangement by or on behalf of the Company or a Company Subsidiary to any holder of any Company Option who is otherwise entitled to claim a deduction under paragraph 110(1)(d) of the Tax Act (or any equivalent provision under provincial Law) in respect of such payment.

Section 2.11          Further Assurances. Prior to the Effective Time, the Company Board (or, if appropriate, any appropriate committee thereof) shall adopt such resolutions or take such other necessary actions to effect the treatment described in Section 2.3 of the Plan of Arrangement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1           Representations and Warranties of the Company.

(a)            Except as set forth in (i) the correspondingly numbered section of the Company Disclosure Schedule or (ii) the Company Publicly Filed Documents that were filed after December 31, 2021, and prior to the date of this Agreement, (excluding from the Company Publicly Filed Documents all risk factor disclosures, disclosures about market risk, or other cautionary, predictive or forward-looking disclosures contained therein that do not relate to specific historical events or circumstances affecting the Company), the Company represents and warrants to Parent as set forth in Schedule C.

(b)            Except for the express written representations and warranties made by the Company in Schedule C as qualified by the Company Disclosure Schedule and in any instrument or other document delivered pursuant to this Agreement, no Company Party makes any (express or implied) representation or warranty with respect to the Company or any Company Associate.

(c)            Notwithstanding anything to the contrary in this Agreement, the Company hereby acknowledges and agrees (on its own behalf and on behalf of the Company Parties) that: except for the express written representations and warranties made by Parent and Purchaser in Schedule D (as qualified by the Parent Disclosure Schedule) and in any instrument or other document delivered pursuant to this Agreement (i) none of the Parent Parties makes, or has made, any representation or warranty relating to Parent or Purchaser, their Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Transactions, (ii) no Person has been authorized by Parent or Purchaser, any of their Subsidiaries or any of their respective Affiliates or Representatives to make any representation or warranty relating to Parent or Purchaser, their respective Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions and if made, such representation or warranty must not be relied upon by the Company or any of its Subsidiaries, Affiliates or Representatives as having been authorized by Parent or Purchaser, any of their respective Subsidiaries or any of their Affiliates or Representatives (or any other Person); and (iii) and representations and warranties made by Parent or Purchaser in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and each of Parent and Purchaser disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements). The Company on its behalf and on behalf the Company Parties, expressly waives any such claim related to the foregoing matters to the extent stated therein.

Section 3.2           Representations and Warranties of Parent and Purchaser.

(a)            Except as set forth in the correspondingly numbered section of the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) (it being expressly understood and agreed to that the exceptions and disclosures contained in any section of the Parent Disclosure Schedule shall be deemed to be disclosed only with respect to any other section or subsection to the extent that it is reasonably apparent from the face of such disclosure that such exception or disclosure is applicable thereto), Parent and Purchaser represent and warrant to the Company as set forth in Schedule D.

(b)            Except for the express written representations and warranties made by Parent and Purchaser in Schedule D as qualified by the Parent Disclosure Schedule and in any instrument or other document delivered pursuant to this Agreement, no Parent Party makes any express or implied representation or warranty with respect to Parent, Purchaser, or any of their respective Affiliates.

(c)            Notwithstanding anything to the contrary in this Agreement, Parent and Purchaser each hereby acknowledge and agree (on its own behalf and on behalf of Parent Parties) that: except for the express written representations and warranties made by the Company in Schedule C (as qualified by the Company Disclosure Schedule) and in any instrument or other document delivered pursuant to this Agreement (i) none of the Company Parties makes, or has made, any representation or warranty relating to any Company Party or any of their businesses, operations or otherwise in connection with this Agreement or the Transactions, (ii) no Person has been authorized by the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives to make any representation or warranty relating to any Company Party or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions and if made, such representation or warranty must not be relied upon by Parent, Purchaser or any of their respective Subsidiaries, Affiliates or Representatives as having been authorized by any Company Party or any of their respective Affiliates or Representatives (or any other Person), and (iii) representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Purchaser or any of their Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements). Each of Parent and Purchaser on its behalf and on behalf of its respective Affiliates, expressly waives any such claim related to the foregoing matters to the extent stated therein.

ARTICLE IV
COVENANTS

Section 4.1           Access to Information.

(a)            Subject to applicable Law, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1 (the “Pre-Closing Period”) on reasonable advance notice to the Company, the Company shall, and shall cause its Subsidiaries to, promptly provide Parent and Parent’s Representatives with reasonable access during the Company’s normal business hours to the Company and its Subsidiaries and its personnel, and books and records reasonably in connection with strategic and integration planning, confirmatory due diligence or for other purposes reasonably related to the transactions contemplated hereby; provided that any such access shall be conducted at a reasonable time and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company or any Company Subsidiary. Any such access shall be subject to the Company’s reasonable security measures and insurance requirements. Nothing in this Agreement shall require the Company to disclose or provide access to any information to the extent that the Company determines in its reasonable discretion (after consultation with its outside legal counsel) that such disclosure would (i) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (ii) contravene any applicable Law, fiduciary duty, or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or any of its Affiliates is a party); provided, however, the Company shall inform Parent and Parent’s Representatives as to the general nature of what is being withheld and the Company shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) if reasonably requested by the Party requesting the relevant information, obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege.

(b)            With respect to the information disclosed pursuant to this Section 4.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidential Disclosure Agreement, dated March 2, 2023, between the Company and GlaxoSmithKline Services Unlimited (the “Confidentiality Agreement”). All requests for information made pursuant to this Section 4.1 shall be directed to the Persons listed on Section 4.1 of the Company Disclosure Schedule.

(c)            No information provided or obtained pursuant to this Section 4.1 shall affect any representation or warranty in this Agreement of any Party or any condition to the obligations of the Parties.

Section 4.2            Operation of the Company’s Business.

(a)            During the Pre-Closing Period, except (i) as expressly required or otherwise contemplated under this Agreement or as required by applicable Laws, (ii) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned, or delayed, or (iii) as set forth in Section 4.2(a) of the Company Disclosure Schedule, the Company shall, and shall cause the Company Subsidiaries to (x) conduct its business in the ordinary course in a manner consistent with the past practice of the Company prior to the date of this Agreement and (y) use reasonable best efforts to preserve intact the value of the Company’s business, its business organizations and relationships with employees, customers, suppliers, licensors, licensees, Governmental Body and other Persons.

(b)            During the Pre-Closing Period, except (A) as expressly required by this Agreement or by applicable Laws, (B) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned, or delayed or (C) as set forth in Section 4.2(b) of the Company Disclosure Schedule, neither Company nor any Company Subsidiary shall:

i.	(A) establish a record date for, declare, accrue, set aside, or pay any dividend or make any other distribution in respect of any securities (including the Shares) (other than with respect to any dividend or distribution by a direct or indirect wholly owned Company Subsidiary to its direct or indirect parent consistent with past practice) or (B) other than with respect to transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, repurchase, redeem, or otherwise reacquire any securities (including any Share), or any right, warrant, or option to acquire any securities, other than in connection with the forfeiture, vesting, exercise, or settlement of Company Options or in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Options;

ii.	split, combine, subdivide, or reclassify any of its securities (including the Shares) or other equity interests;

iii.	sell, issue, grant, deliver, pledge, transfer, encumber, or authorize the issuance, sale, delivery, pledge, transfer, Encumbrance, or grant by the Company of (A) any Share, equity interest, or other security of the Company, (B) any option, call, warrant, restricted securities, or right to acquire any Share, equity interest, or other security of the Company, or (C) any instrument convertible into, exchangeable for or with respect to any Share, equity interest, or other security of the Company (except on the exercise of Company Options in accordance with their present terms);

iv.	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or any Company Subsidiary;

v.	except as required by the express terms of this Agreement or as may be required under applicable Law or the terms of any Employee Plan as in effect on the date hereof: (A) establish, adopt, terminate, amend, renew, announce or waive any rights with respect to (or commit to do any of the preceding in respect of) any Employee Plan or other compensation or benefit, plan, program, policy, practice, agreement or arrangement that would constitute an Employee Plan if in effect on the date of this Agreement; (B) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of any compensation or benefits under any Employee Plan; (C) increase the compensation or benefits payable to any Company Associate; (D) grant, provide or amend the terms of any change-of-control, retention, severance or termination compensation or benefits to any Company Associate; or (E) hire (other than as set forth in Section 4.2(b)(v) of the Company Disclosure Schedule), terminate (other than for cause), or lay off (or give notice of any such action to) any Company Associate;

vi.	amend or permit the adoption of any amendment to any of its Constating Documents;

vii.	form any Subsidiary, acquire any equity interest or equity-linked interest in any other Entity (other than securities in a publicly traded company held for investment by the Company and consisting of less than 1% of the outstanding capital stock of such Entity) or enter into any joint venture, partnership, limited liability corporation, or similar arrangement;

viii.	make or authorize aggregate capital expenditures other than as set forth in the Company’s capital expense budget made available to Parent or Parent’s Representatives;

ix.	acquire, lease, license, sublicense, pledge, sell, or otherwise dispose of, abandon, waive, relinquish or fail to renew, permit to lapse (other than in the Company’s reasonable judgment), transfer, assign, encumber, or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property, excluding any Intellectual Property Right or other right in or to any Company Product (except, in the case of any of the foregoing, (A) in the ordinary course of business, (B) pursuant to dispositions of obsolete, surplus, or worn-out assets that are no longer useful for the conduct of the business of the Company or any Company Subsidiary and (C) as permitted by Section 4.2(b)(viii);

x.	(A) acquire, lease, license, sublicense, pledge, sell, or otherwise dispose of, abandon, waive, relinquish or fail to renew, permit to lapse, transfer, assign, encumber, or subject to any material Encumbrance (other than Permitted Encumbrances), fail to diligently prosecute, renew or maintain, waive, allow to lapse, grant a third party any right to receive payments with respect to, or grant a covenant-not-to-assert to a third party with respect to (x) any Company Product or any Intellectual Property Rights relating to any Company Product or (y) any other material Company IP (in the case of clause (x) or (y), except for non-exclusive licenses or sublicenses in the ordinary course of business to contract manufacturers, contract research organizations or distributors, in each case, subject to written confidentiality obligations with respect to any Trade Secrets); or (B) enter into, terminate, or exercise or waive any option under any collaboration, development, research, commercialization or royalty agreement or any other similar agreement in connection with or relating to any Company Product, any Company IP relating to any Company Product or any other material Company IP;

xi.	disclose any Trade Secrets relating to any Company Product or that are otherwise material to the Company or any Company Subsidiary to any third party, other than in the ordinary course of business pursuant to written confidentiality obligations binding on such third party;

xii.	(A) acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property or (B) enter into, amend, renew (or fail to exercise a renewal option under), or modify a Company Lease if such Company Lease, amendment, renewal, or modification would increase the aggregate amount of payments under such Company Lease (as amended, renewed, or modified, as the case may be) by in excess of $250,000 or terminate any Company Lease (except any termination that shall occur at the end of the maximum term of such Company Lease, other than by extending such term through the payment of any extension fee in excess of $250,000);

xiii.	make any material capital contribution or advance to, or material investment in, any Person (other than between the Company and any of its wholly owned Subsidiaries), or incur, assume, prepay, repurchase, redeem, modify in any material respect or guarantee any indebtedness for borrowed money (except for (A) advances to employees and consultants for travel and other business-related expenses in the ordinary course of business and (B) any drawdown of any existing credit facility of the Company or any Company Subsidiary as of the date of this Agreement);

xiv.	amend or modify, accelerate or waive any material right under, terminate, replace, or release, settle, or compromise any material claim, liability, or obligation under any Material Contract or enter into any Contract that, if entered into prior to the date of this Agreement, would have been a Material Contract (except for any non-exclusive licenses or sublicenses in the ordinary course of business to contract manufacturers, contract research organizations or distributors, in each case, subject to written confidentiality obligations with respect to any Trade Secrets and provided no such Contract purports, after the Effective Time, to grant any third party any license, covenant not-to-assert or other right with respect to any Intellectual Property Rights owned by or licensed to Parent or its Subsidiaries or to otherwise subject Parent or its Subsidiaries to any non-compete or other restrictions on the operation or scope of its business);

xv.	amend or modify in any material respect any privacy policies, or any administrative, technical, or physical safeguards related to privacy or cybersecurity except to remediate any security issue, to enhance data security or integrity, to comply with or improve compliance with applicable Law, as otherwise directed or required by a Governmental Body, or in relation to any new or updated software, products or technologies of the Company and the Company’s Subsidiaries;

xvi.	commence any Legal Proceeding, except: (A) with respect to routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers in good faith the views and comments of Parent with respect to any such Legal Proceeding prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreement contemplated hereby;

xvii.	settle, release, waive, or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than (A) any actual or threatened non-material Legal Proceeding or other non-material claim in respect of Taxes, (B) any actual or threatened Legal Proceeding or other claim arising out of or relating to a breach of this Agreement or any other agreement contemplated hereby, or (C) pursuant to a settlement that does not relate to any of the Transactions and, in the case of this clause (C), (1) that results solely in a monetary obligation involving only the payment of monies by the Company of not more than [Redacted – commercially sensitive information] in the aggregate; (2) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company and the payment of monies by the Company that together with any settlement made under clause (1) are not more than [Redacted – commercially sensitive information] in the aggregate (not funded by an indemnity obligation or through insurance policies); (3) that results solely in a monetary obligation involving payment by the Company of an amount not greater than the amount specifically reserved in accordance with IFRS with respect to such Legal Proceeding or claim on the Balance Sheet; or (4) that does not result in any monetary obligation of the Company or a Company Subsidiary; provided that this Section 4.2(b)(xvii) shall not apply to any Legal Proceeding arising out of or relating to any matter set forth in the Plan of Arrangement, Section 4.3, or Section 4.7;

xviii.	negotiate, adopt, enter into, amend, or terminate any Collective Bargaining Agreement or other similar arrangement relating to unions, work council, similar entities or other organized employees, or voluntarily recognize any new union, works council or similar entities or other organized employees;

xix.	enter into any Contract that materially limits the freedom or right of the Company or any Company Subsidiary (or following the Closing, Parent, Purchaser, or the Company or their respective Affiliates or investors or Affiliates of such investors) to sell, distribute or manufacture any product or service either (A) by materially limiting any freedom or right to engage in any line of business or to compete with any other Person in any location or line of business or (B) by providing “most favored nation” rights (including with respect to pricing) or exclusivity obligations or restrictions, in each case, in favor of a party other than the Company or a Company Subsidiary;

xx.	change in any material respect their material financial accounting principles, practices or methods, except as required by IFRS or applicable Law;

xxi.	in each case, except in the ordinary course of business: (A) make, change, or rescind any material Tax election; (B) settle or compromise any material Tax claim; (C) change (or request to change) any material method of accounting for Tax purposes; (D) file any material amended Tax Return or file any Tax Return in a manner materially inconsistent with past practice; (E) waive or extend any statute of limitations or consent to any waiver or extension in respect of a period within which an assessment or reassessment of material Taxes may be issued; (F) request any extension in respect of a period within which material Taxes must be paid; (G) apply for any material Tax ruling; (H) enter into any Tax sharing, allocation or similar agreement (other than such agreements or arrangements that form part of a commercial agreement or arrangement, the primary subject of which is not Tax, and agreements or arrangements wholly between the Company and/or its Subsidiaries) or (I) enter into any material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Laws) or material voluntary disclosure agreement or material Tax amnesty filing with any Governmental Body;

xxii.	abandon or fail to maintain or perform any material obligations with respect to, any material Regulatory Authorizations;

xxiii.	with regard to any Company Product in development, (A) initiate or commence any new clinical trials, (B) materially amend or modify any existing clinical trial protocols, study recruitment efforts, study enrollment activities or clinical trial timelines, or (C) terminate any ongoing clinical trials or activities for planned clinical trials, unless in the case of any of (A) through (C), mandated or required by a Governmental Body;

xxiv.	with regard to any Company Product in development or in commercial distribution, modify any specification for such Company Product unless such modification is mandated or required by a Governmental Body;

xxv.	enter into any new material line of business;

xxvi.	terminate cancel or make any material changes to the structure, limits or terms and conditions of any material insurance policies, including allowing such insurance policies to expire without renewal or comparable replacement coverage or otherwise maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; or

xxvii.	enter into or authorize, agree, or commit to take any action described in clauses (i) through (xxvi) of this Section 4.2(b).

Nothing in this Agreement shall give to Parent or Purchaser, directly or indirectly, any right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations and those of its Subsidiaries.

Section 4.3           Filings, Consents, and Approvals.

(a)            Subject to the terms and conditions set forth in this Agreement, each of the Parties shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper, or advisable under applicable Antitrust Laws or Foreign Direct Investment Laws to consummate and make effective the Transactions as soon as reasonably practicable, including, (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations, or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be reasonably necessary to obtain any such consent, decision, declaration, approval, clearance, or waiver, or expiration or termination of a waiting period by or from, or to avoid a Legal Proceeding by, any Governmental Body in connection with any Antitrust Law or Foreign Direct Investment Law, (ii) the giving of all notices and the obtaining of all necessary consents, authorizations, approvals, or waivers from third parties, and (iii) the execution and delivery of any additional instrument reasonably necessary to consummate the Transactions.

(b)            Subject to the terms and conditions of this Agreement, each Party shall (and shall cause their respective Affiliates, if applicable, to) (i) as promptly as reasonably practicable, but in no event later than ten (10) Business Days after the date of this Agreement (unless Parent and the Company agree to a later date), both (x) make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions, and (y) make an appropriate filing pursuant to Section 114(1) of the Competition Act and, with respect to the Parent, file a request for an advance ruling certificate or, in the alternative, a no-action letter pursuant to the Competition Act with respect to the Transactions, (ii) as promptly as reasonably practicable, make all other filings, notifications or other consents as may be required to be made or obtained by such Party under Antitrust Laws or Foreign Direct Investment Laws in those jurisdictions identified in Section 4.3(b) of the Company Disclosure Schedule, which contains the list of the only jurisdictions where filing, notification, expiration of a waiting period, or consent or approval is a condition to Closing, and (iii) cooperate with each other in determining whether, and promptly preparing and making, any other filing or notification or other consent required to be made with, or obtained from, any other Governmental Body in connection with the Transactions.

(c)            Without limiting the generality of anything in this Section 4.3, each Party shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action, or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action, or Legal Proceeding, (iv) promptly inform the other Parties of any material communication to or from the Commissioner of Competition, the FTC, the DOJ, or any other Governmental Body in connection with any such request, inquiry, investigation, action, or Legal Proceeding, (v) on request, promptly furnish to the other Party a copy of such communications, subject to a confidentiality agreement limiting disclosure to outside counsel and consultants retained by such counsel, and subject to redaction of documents (A) as necessary to comply with contractual arrangements and (B) to remove references to valuation of the Company or its Subsidiaries, (vi) to the extent reasonably practicable, consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion, or proposal to be made or submitted in connection with any such request, inquiry, investigation, action, or Legal Proceeding, and (vii) except as may be prohibited by any Governmental Body, permit authorized Representatives of the other Parties to be present at each meeting and telephone or video conference arising out of or relating to such request, inquiry, investigation, action, or Legal Proceeding. Each Party shall supply as promptly as practicable following written request therefor such information, documentation, other material, or testimony that may be reasonably requested by any Governmental Body, including by using reasonable best efforts to respond promptly to any reasonable written request for additional information, documents or other materials, including any “second request” under the HSR Act, received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the Transactions. Any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 4.3 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. Each Party shall use reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege, or any other privilege pursuant to this Section 4.3 so as to preserve any applicable privilege. All filing fees under the HSR Act, the Competition Act and for any filing required under other Antitrust Laws or Foreign Direct Investment Laws (if any) shall be paid by the Party incurring such expense. Parent, after prior consultation with the Company, shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary clearances under the Antitrust Laws and Foreign Direct Investment Laws and shall take the lead in all meetings and communications with any Governmental Body in connection therewith.

(d)            Notwithstanding anything to the contrary in the foregoing, neither the Company nor any of the Company’s Representatives or Affiliates shall commit to or agree with any Governmental Body to not consummate the Arrangement for any period of time, or to stay, toll, or extend, directly or indirectly, any applicable waiting period under the HSR Act or other applicable Antitrust Law, and shall not pull and refile any filing made under the HSR Act or the Competition Act, in each case, without the prior written consent of Parent (such consent may be withheld, conditioned or delayed in Parent’s sole discretion).

(e)            The Company shall consult in advance with Parent, obtain Parent’s prior written consent (such consent may be withheld, conditioned or delayed in Parent’s sole discretion) and shall address all of Parent’s views and comments prior to taking any substantive position with respect to (A) the filings under the HSR Act and Competition Act or required by any other Governmental Body under any applicable Antitrust Laws or Foreign Direct Investment Laws and (B) any written submission or, to the extent practicable, any discussion with any Governmental Body in connection with obtaining any necessary clearance under the HSR Act or Competition Act or any other Antitrust Law or any Foreign Direct Investment Law.

(f)              Notwithstanding anything to the contrary set forth in this Agreement, including this Section 4.3, in no event shall Parent, Purchaser or any of their respective Affiliates or Subsidiaries (i) be obligated to undertake or commit or agree to undertake (and the Company may not request or propose that Parent, Purchaser or any of their respective Affiliates or Subsidiaries take) any of the following actions: (A) negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, lease, license, divestiture, or disposition of any asset, right, product line, or business of the Company, Parent, or any of their respective Affiliates, (B) terminating any existing relationship, contractual right, or obligation of the Company, Parent, or any of their respective Affiliates, (C) terminating any venture or other arrangement, (D) creating any relationship, contractual right, or obligation of the Company, Parent, or any of their respective Affiliates, (E) effectuating any other change or restructuring of the Company, Parent, or any of their respective Affiliates, (F) undertaking or agreeing to (or requesting or authorizing the Company or any Company Subsidiary to undertake, effective upon the Closing) any requirement or obligation to provide prior notice to, or obtain prior approval from, any Governmental Body with respect to any transaction, (G) otherwise taking or committing to take any action with respect to the businesses, product lines, or assets of the Company, Parent, or any of their respective Affiliates, and (H) any sale, divestiture, disposition or other remedial measure pursuant to this Section 4.3 or (ii) if any Legal Proceeding, including any Legal Proceeding by a Governmental Body, Regulatory Authority or private party, is instituted (or threatened to be instituted) challenging this Agreement, the Arrangement or any other Transaction (whether as violative of any Antitrust Law, Foreign Direct Investment Law, or otherwise), be obligated to contest or resist any such action or Legal Proceeding or make efforts to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Arrangement or the other Transactions.

Section 4.4           401(k) Plan. Effective as of no later than the day immediately preceding the Closing Date, if requested by Parent in writing at least ten (10) Business Days prior to the Closing Date, the Company shall cause the BELLUS Health 401(k) Retirement Savings Plan (the “401(k) Plan”) to be terminated. If Parent provides such written notice to the Company, the Company shall provide Parent with evidence that the 401(k) Plan has been terminated (effective as of no later than the day immediately preceding the Closing Date), and the Company shall have taken all steps necessary to terminate the 401(k) Plan as Parent may reasonably require.

Section 4.5            Indemnification of Officers and Directors.

(a)            All rights to indemnification, advancement of expenses, and exculpation by the Company existing in favor of those Persons who are directors or officers of the Company as of the date of this Agreement or have been directors or officers of the Company in the past (collectively, the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Constating Documents of the Company (as in effect as of the date of this Agreement and made available to Parent) shall survive the Arrangement and continue in full force and effect and shall not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Persons, and shall be observed and maintained by the Company and its Subsidiaries to the fullest extent available under the CBCA or other applicable Law for a period of six (6) years from the Effective Time, and any claim made pursuant to such rights within such six (6)-year period shall continue to be subject to this Section 4.5(a) and the rights provided under this Section 4.5(a) until disposition of such claim.

(b)            From the Effective Time until the six (6)-year anniversary of the Closing Date, Parent and the Company (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Law and the Company’s Constating Documents in effect as of the date of this Agreement, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments, or fines incurred by such Indemnified Person due to such Indemnified Person’s capacity as an officer or director of the Company in connection with any pending or threatened Legal Proceeding based on, arising out of, or relating to, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing, or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the six (6)-year anniversary of Closing Date, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Law, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 4.5(b) within fifteen (15) days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 4.5(b) or under applicable Law or the Company’s Constating Documents at the time of this Agreement.

(c)            Any Indemnified Person wishing to claim indemnification under this Section 4.5 upon learning of any such Legal Proceeding, shall promptly notify Parent thereof in writing, but the failure to so notify shall not relieve Parent or the Company of any liability it may have to such Indemnified Person except to the extent such failure prejudices the Indemnifying Party. In the event of any Legal Proceeding: (i) Parent or the Company shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Parent nor the Company will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Parent or the Company elects not to assume such defense or legal counsel for the Indemnified Person advises that there are issues which raise conflicts of interest between Parent or the Company and the Indemnified Person, the Indemnified Person may retain legal counsel satisfactory to them, and Parent or the Company shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Person promptly as statements therefor are received; provided however, that Parent and the Company shall be obligated pursuant to this Section 4.5 to pay for only one (1) firm of legal counsel for all Indemnified Persons in any jurisdiction unless the use of one (1) legal counsel for such Indemnified Persons would present such legal counsel with a conflict of interest (provided, that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Persons shall cooperate in the defense of any such matter if Parent or the Company elects to assume such defense, and Parent and the Company shall cooperate in the defense of any such matter if Parent or the Company elects not to assume such defense; (iii) the Indemnified Persons shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Parent or the Company elects to assume such defense and Parent and the Company shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Parent or the Company elects not to assume such defense; (iv) Parent and the Company shall not have any obligation hereunder to any Indemnified Person if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Person in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Legal Proceedings shall continue until final disposition of all such Legal Proceedings.

(d)            If a “tail policy” is not obtained prior to the Effective Time, from the Effective Time until the six-anniversary of the Closing Date, the Company shall, and Parent shall cause the Company to, maintain, in effect, the existing directors’ and officers’, employment practices and fiduciary liability insurance policies maintained by the Company as of the date of this Agreement for the benefit of the Company, the Company Subsidiaries and the Indemnified Persons who are currently covered by such existing policies with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy; provided that, at or prior to the Effective Time, the Company shall, unless otherwise directed by Parent in writing, through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed, or conditioned) purchase six (6)-year “tail” policies for the existing policies effective as of the Effective Time and if an applicable “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 4.5 in respect of the applicable policy; provided that in no event shall the Company be required to expend in any one (1) year an amount in excess of 300% of the annual premiums currently payable by the Company with respect to such current policies, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Company to obtain policies with the greatest coverage available for a cost equal to such amount.

(e)            If Parent or the Company or any of their respective legal successors or permitted assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person or consummates any division transaction, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of Parent or the Company shall assume all of the obligations set forth in this Section 4.5.

(f)            The provisions of this Section 4.5 shall survive the consummation of the Transactions and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns, and heirs and (ii) in addition to, and not in substitution for, any other right to indemnification, advancement, or contribution that any such Person may have by contract or otherwise.

(g)            Nothing in this Agreement is intended to, shall be construed to, or shall release, waive, or impair any right to any directors’ and officers’, employment practices and fiduciary liability insurance claims under any policy that is or has been in existence with respect to the Company or any Company Subsidiary for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 4.5 is not prior to or in substitution for any such claim under such policies.

Section 4.6           Securityholder Litigation. During the Pre-Closing Period, the Company shall, as promptly as possible after obtaining knowledge thereof, notify Parent of any Legal Proceeding brought by security holders of the Company (including Shareholders) against the Company or its directors arising out of or relating to the Transactions. The Company shall control any such Legal Proceeding brought by securityholders of the Company (including Shareholders) against the Company or its directors arising out of or relating to the Transactions; provided that the Company shall give Parent the right to participate in and timely consult with Parent with respect to such Legal Proceeding and any settlement, release waiver or compromise of such litigation and the Company shall in good faith take any comments into account; provided that the disclosure of information in connection therewith shall be subject to the provisions of Section 4.1, including with respect to attorney-client privilege or any other applicable legal privilege. No such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed) (a) with respect to the exercise of any Dissent Rights and (b) except to the extent the settlement is fully covered by the Company’s insurance policies (other than any applicable deductible), but only if such settlement would not result in the imposition of any restriction on the business or operations of the Company, with respect to any other matters.

Section 4.7           Additional Agreements. Without limitation or contravention of the provisions of Section 4.3, and subject to the terms and conditions of this Agreement, Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall (a) make all filings (if any), obtain all consents (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transactions pursuant to any applicable Law or Material Contract set forth in Section 4.7 of the Company Disclosure Schedule, (b) use reasonable best efforts to lift any restraint, injunction or other legal bar (other than with respect to Antitrust Laws and Foreign Direct Investment Laws) to this Agreement or the Arrangement brought by any third Person against such Party, (c) use reasonable best efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by applicable Law on it or its Subsidiaries with respect to this Agreement or the Arrangement, and (d) not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, in each case, which is inconsistent with this Agreement or would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement. This Section 4.7 shall not apply to approval under Antitrust Laws or Foreign Direct Investment Laws, which are the subject of Section 4.3. The Company shall give notice to Parent as promptly as reasonably practicable after (and shall subsequently keep Parent informed on a reasonably current basis of any developments related to such notice) it becomes aware of (i) the receipt of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions or (ii) that any Legal Proceeding has been commenced or threatened in writing relating to or involving the Company or any Company Subsidiary that relates to the consummation of the Transactions. For the avoidance of doubt, the Company shall not be required to pay for any such consent, nor shall obtaining any such filing, notice or consent be a condition precedent to the Closing. During the Pre-Closing Period, the Company and its Subsidiaries shall keep Parent promptly informed in writing of any material communication (written or oral) with or from the FDA, Health Canada, or any other Governmental Body or Regulatory Authority performing functions similar to those performed by the FDA related to a Company Product. The Company and the Company Subsidiaries shall consult with, and consider any comment from, Parent in good faith prior to making any material submissions to or having material discussions with the FDA, Health Canada, or any other Governmental Body or Regulatory Authority performing functions similar to those performed by the FDA. The Company shall ensure that it has available (on hand or through capacity under a credit facility) funds to pay the Termination Fee, if payable.

Section 4.8      Disclosure. Parent and the Company agree to issue a joint initial press release as the first public disclosure of this Agreement and with respect to the Transactions. The Parties shall consult with and provide each other the opportunity to review and comment upon the initial press release prior to the issuance of such initial press release relating to this Agreement and the Transactions. Thereafter, none of the Parties or any of their Representatives acting on their behalf, shall, without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned, or delayed) issue or cause the publication of any press release or otherwise make any public statement, disclosure, or communication with respect to the Transactions except (i) as may be required by any applicable Law or by obligations pursuant to any listed agreement with any national securities exchange or as may be requested by a Governmental Body or (ii) expressly permitted under ARTICLE V; provided that the foregoing shall not apply to any public statement, disclosure, or communication so long as such statement, disclosure, or communication is substantially similar in tone and substance with previous public statements, disclosures, or communications jointly made by the Company and Parent or to the extent that they have been reviewed and previously approved by both the Company and Parent and would not otherwise require the other Party to make additional public disclosure. The Parties acknowledge that the Company will file this Agreement and a material change report relating thereto on SEDAR.

Section 4.9           Notice and Cure Provisions.

(a)            During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

i.	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

ii.	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(b)            Notification provided under this Section 4.9 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c)            The Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.1(e) and the Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.1(f), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the End Date, the Terminating Party may not exercise such termination right until the earlier of (i) the End Date, and (ii) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date, provided that, for greater certainty, if any matter is not capable of being cured by the End Date, the Terminating Party may immediately exercise the applicable termination right, and provided further that a breach caused by fraud or Willful Breach shall be deemed to be incapable of being cured.

(d)            If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (i) five (5) Business Days prior to the End Date and (ii) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.10          Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable on its part under applicable Law to cause the delisting by the Company of the Shares from the Nasdaq and TSX, the deregistration of the Shares under the Exchange Act and under any applicable Securities Laws as promptly as practicable after the Effective Time and to cause the Company to cease being a reporting issuer under any applicable Securities Law as promptly as practicable after the Closing Date.

Section 4.11         Regulatory Matters.

(a)            Prior to the Closing Date, the Company shall, to the extent permissible under applicable Law, inform Parent of, and provide Parent with a reasonable opportunity to review and comment on, in advance, any material filing proposed to be made by or on behalf of the Company or any of its Subsidiaries with respect to any Company Product, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA, Health Canada, or any other Regulatory Authority by or on behalf of the Company or any of its Subsidiaries.

(b)            Prior to the Closing Date, the Company shall, to the extent permissible under applicable Law, reasonably promptly (and in any event within three (3) Business Days upon discovery by the Company) notify Parent in writing of (i) any material FDA Form 483, warning letter, untitled letter, or other similar material correspondence or notice from the FDA, Health Canada, or any other applicable Regulatory Authority alleging or asserting material noncompliance with any applicable Laws or Regulatory Authorizations received by the Company, its Subsidiaries, or to the knowledge of the Company, any of their respective contract manufacturers with respect to the Company Products (ii) any written notices, correspondence, or other communication from any institutional review board, the FDA, Health Canada, or any applicable Regulatory Authority, recommending or requiring the termination, suspension, or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or any of its Subsidiaries, (iii) any Legal Proceedings (whether complete or pending) or request from a Regulatory Authority seeking the recall, withdrawal, suspension or seizure of any Company Product or (iv) any written notice or other communication from any applicable Regulatory Authority (A) withdrawing or placing any of the Company Products on “clinical hold” or requiring the termination or suspension of any pre-clinical studies or clinical trials of the Company Products or (B) alleging any material violation of any applicable Law.

Section 4.12         Section 338 Elections; Entity Classification Elections.

(a)            Parent and Purchaser shall not make (and shall cause each of their respective Affiliates to not make) any election under Section 338 of the Code or any similar provision of any U.S. state or local or foreign Law with respect to the Company or any Company Subsidiary.

(b)            Parent and Purchaser shall not make (and shall cause each of their respective Affiliates to not make) any entity classification election pursuant to U.S. Treasury Regulations Section 301.7701-3 with respect to the Company or any Company Subsidiary, which election would be effective on or prior to the Closing Date.

Section 4.13         Other Actions.

(a)            The Company shall and shall cause the Company Subsidiaries to take the actions set forth on Section 4.13(a) of the Company Disclosure Schedule.

(b)            At least 2 Business Days prior to the Effective Time, the Company shall incorporate a new wholly-owned Subsidiary of Bellus Health Cough Inc. that will be a disregarded entity for U.S. tax purposes and incorporated in a jurisdiction designated by Purchaser (“Canada IP Transfer Co”), the Constating Documents of which shall be reviewed and agreed upon by the Purchaser, acting reasonably.

(c)            Immediately following the amalgamation contemplated in Section 2.3(1) of the Plan of Arrangement and prior to the occurrence of the transactions contemplated in Section 2.3(2) of the Plan of Arrangement, AmalCo (as defined in the Plan of Arrangement) shall, to the extent legally permissible, effectively transfer and assign, in writing, to Canadian IP Transfer Co all right, title and ownership in and to all Selected IP (as defined in Section 4.13(c) of the Company Disclosure Schedule) (including, without limitation, all rights to sue for past, current or future infringement thereof, all rights to register, prosecute, maintain and defend such Selected IP, and all income, royalties, profits and damages related thereto).

Section 4.14         U.S. Tax Treatment of Amalgamation. The Parties intend that, for United States federal income tax purposes, the Amalgamation (as defined in the Plan of Arrangement) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder, to which each of Subco (as defined in the Plan of Arrangement) and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations thereunder. The Plan of Arrangement, taken together with this Arrangement Agreement, is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the Parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant Parties), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Amalgamation to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder. The Amalgamation shall be reported by the Parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Body as a result of a “determination” within the meaning of Section 1313(a) of the Code. The Parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Amalgamation as a “reorganization” within the meaning of Section 368(a) of the Code, including providing factual support letters.

ARTICLE V
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1           No Solicitation.

(a)            Except as expressly provided in this ARTICLE V, the Company shall not, and shall cause the Company Subsidiaries not to, directly or indirectly, through any of its or their Representatives or otherwise, and shall not permit or authorize any such Person to:

i.	solicit, assist, initiate, knowingly encourage, or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential or non-public information, properties, facilities, books or records of the Company or any Company Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal, discussion, negotiation, or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

ii.	enter into, continue, or otherwise initiate, solicit, knowingly encourage, engage, assist, or participate in or knowingly facilitate (including by the furnishing any confidential or nonpublic information regarding the Company or any Company Subsidiary) any discussions or negotiations with any Person (other than with Parent, Purchaser, Parent’s Representatives or any Person acting jointly or in concert with Parent or Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that the Company may (A) communicate with any Person who submits an Acquisition Proposal for the purpose of clarifying the terms and conditions of any Acquisition Proposal and (B) advise any Person of the restrictions of this Agreement;

iii.	make a Change in Recommendation;

iv.	enter into, or publicly propose to enter into, any agreement, letter of intent, agreement in principle understanding or arrangement in respect of an Acquisition Proposal other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3; or

v.	approve, authorize or publicly announce any intention to do any of the foregoing.

(b)            The Company shall, and shall cause the Company Subsidiaries and its and their respective Affiliates and Representatives to, immediately cease and terminate, any solicitation, encouragement, discussion, activity or negotiation commenced prior to the date of this Agreement with any Person and such Person’s Representatives (other than with Parent, Purchaser or Parent’s Representatives) with respect to any inquiry, proposal, discussion, negotiation, or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company will:

i.	immediately discontinue access to and disclosure of all information, including (A) any physical or electronic data room access for such Persons and their Representatives to diligence or other information regarding the Company or any Company Subsidiary or any of their businesses or assets and (B) any access to the properties, facilities, books and records of the Company or of any Company Subsidiaries; and

ii.	within two (2) Business Days of the date hereof, request (A) the immediate return or destruction of all copies of any confidential information regarding the Company or any Company Subsidiary provided to any Person (other than Parent, Purchaser, and Parent’s Representatives) since January 1, 2021 in respect of a possible acquisition business combination, joint venture or other similar transaction, and (B) the immediate destruction of all material including or incorporating or otherwise reflecting such confidential or nonpublic information regarding the Company or any Company Subsidiary, using its reasonable best efforts to ensure that such requests are complied with in accordance with the terms of such rights.

(c)            Further, the Company covenants and agrees that it shall (i) take all necessary action to enforce any confidentiality, standstill, non-disclosure, non-solicitation, or similar agreement, covenant, or restriction to which the Company or any Company Subsidiary is a party or may hereafter become a party in accordance with Section 5.3 and (ii) not release any Person from, or waive, amend, release, assign, suspend or otherwise modify any Person’s obligations respecting the Company, or any Company Subsidiary, or any other provision under any confidentiality, standstill, non-disclosure, non-solicitation, or similar agreement, covenant, or restriction to which the Company or any Company Subsidiary is a party (it being acknowledged by Parent and Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into an announcement of this Agreement shall not be a violation of this Section 5.1(c)).

Section 5.2            Notification of Acquisition Proposals. If the Company or any of the Company Subsidiaries or any of its or their respective Affiliates or Representatives receives or otherwise become aware of any written or oral inquiry, proposal, request for information or offer that constitutes, contemplates or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary in relation to a possible Acquisition Proposal, the Company shall promptly notify Parent and Parent’s Counsel, at first orally, and then within twenty-four (24) hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and unredacted copies of all material or substantive documents, correspondence or media (whether or not electronic) received in respect of, from or on behalf of any such Person. The Company shall keep Parent promptly and fully informed on a reasonably current basis of the status, the terms of any discussions or negotiations (to the extent such discussions and negotiations are permitted by Section 5.3) and any developments and discussions relating to any Acquisition Proposal (including any financing commitments related thereto), inquiry, proposal, offer or request, including any changes, modifications or other amendments to or relating to any such Acquisition Proposal, inquiry, proposal, offer or request and promptly provide to Parent unredacted copies of all documents, correspondence or media if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence between the Company and its Representatives and the Person making any such Acquisition Proposal, inquiry, proposal, offer or request and its Representatives.

Section 5.3           Responding to an Acquisition Proposal. Notwithstanding Section 5.1, if, at any time prior to obtaining the Required Shareholder Approval, the Company receives a bona fide unsolicited written Acquisition Proposal that did not result, directly or indirectly, from any breach of this ARTICLE V, any other provision of this Agreement or the Confidentiality Agreement, but subject to entering into a confidentiality agreement with such Person containing a customary standstill provision and other terms that are not less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement must not contain any provision or term that would restrict, in any manner, the Company’s ability to consummate the Arrangement or other Transactions or comply with its disclosure obligations to Parent pursuant to this Agreement), a final executed copy of which shall be provided to Parent prior to providing such Person with any such copies, access or disclosure, the Company and its Representatives may (i) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and (ii) provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries (and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to Parent and Parent’s Representative), if and only if, in the case of both clauses (i) and (ii):

(a)            the Company Board first determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal and that the failure to take the actions described in clauses (i) and (ii) above would be inconsistent with its fiduciary duties under applicable Law;

(b)            such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, nondisclosure, non-solicitation or similar agreement, restriction or covenant with the Company or any of the Company Subsidiaries; and

(c)            the Company has been, and continues to be, in compliance (i) with its obligations under Section 5.1 in all respects, and (ii) with its obligations under ARTICLE V (other than Section 5.1) in all material respects.

Section 5.4           Right to Match.

(a)            If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Shareholder Approval, the Company Board may, or may cause the Company to, subject to compliance with Section 7.3, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, if and only if:

i.	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation, or similar agreement, restriction, or covenant with the Company or any of the Company Subsidiaries;

ii.	the Company has been, and continues to be, in compliance (A) with its obligations under Section 5.1 in all respects, (B) with its obligations under ARTICLE V (other than Section 5.1) in all material respects and (C) its obligations under Section 2.3 and Section 2.4;

iii.	the Company or its Representatives have delivered to Parent a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention to enter into a definitive agreement with respect to such Superior Proposal (the “Superior Proposal Notice”);

iv.	the Company or its Representatives have provided to Parent a copy of the proposed definitive agreements for the Superior Proposal (which shall include all schedules, appendices, exhibits and other attachments related thereto including copies of any financing commitments related thereto) and all ancillary documentation and supporting materials (including any financing documents subject to customary confidentiality provisions) and any other material documents or material correspondences (as well as any subsequent amendment or modification with respect to any of the foregoing) provided to or by the Company, and Company Subsidiary or their respective Affiliates and Representatives in connection therewith;

v.	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Parent received the Superior Proposal Notice and the date on which Parent received a copy of all the materials referred to in iv;

vi.	during any Matching Period, the Company shall, if requested by Parent, negotiate in good faith with Parent and Parent’s Representatives, regarding any revision to the terms of the Arrangement and other Transactions proposed by Parent in order for such Acquisition Proposal to cease to be a Superior Proposal;

vii.	after the Matching Period, the Company Board has determined in good faith (A) after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by Parent under Section 5.4(b)) and (B) after consultation with its outside legal counsel and financial advisors, that the failure to take the relevant action would be inconsistent with its fiduciary duties under applicable Law;

viii.	prior to or concurrently with entering into such definitive agreement, the Company terminates this Agreement pursuant to Section 7.1, and pays the Termination Fee pursuant to Section 7.3; and

ix.	the making of the Acquisition Proposal constituting a Superior Proposal did not result, directly or indirectly, from any breach of this ARTICLE V or any other provision of this Agreement or the Confidentiality Agreement.

(b)            During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Company Board shall review in good faith any offer made by Parent under Section 5.4(a)vi to amend the terms of this Agreement and the Arrangement in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent and Parent’s Representatives to make such amendments to the terms of this Agreement and the Arrangement as would enable Parent and Purchaser to proceed with the Transactions on such amended terms. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly (and in any event within twenty-four (24) hours of such determination) so advise Parent and the Company and Parent shall amend this Agreement to reflect such offer made by Parent, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)            Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4 and Parent shall be afforded a new full five (5) Business Day Matching Period from the later of the date on which Parent received the Superior Proposal Notice for the new Superior Proposal and the date on which Parent received all of the materials referred to in Section 5.4(a)iv with respect to such new Superior Proposal.

(d)            The Company Board shall promptly (and in any event within twenty-four (24) hours) reaffirm the Company Board Recommendation without qualification by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or publicly disclosed or the Company Board determines that a proposed amendment to the terms of this Agreement or the Arrangement as contemplated under Section 5.4(b) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide Parent and its Representatives with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Parent and its outside legal counsel.

(e)            If the Company provides a Superior Proposal Notice to Parent on a date that is less than ten (10) Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting, as directed by Parent acting reasonably, to a date determined by Parent that is not more than ten (10) Business Days after the scheduled date of the Company Meeting but in any event the Company Meeting shall not be postponed to a date which would prevent the Effective Time from occurring on or prior to the End Date.

(f)            Nothing contained in this Agreement shall prohibit the Company Board from complying with Section 2.17 of National Instrument 62- 104 - Take-Over Bids and Issuer Bids and similar provisions under applicable Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; or prohibit the Company or the Company Board from calling and/or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or taking any other action to the extent expressly ordered or otherwise mandated by a Governmental Body; provided, however, in each case that, notwithstanding that the Company Board shall be permitted to make such disclosure, the Company Board shall not be permitted to make a Change in Recommendation solely as a result of such disclosure. Any public disclosure made by or on behalf of the Company relating to any Acquisition Proposal shall state that the Company Board Recommendation continues to be in effect, unless, prior to the time of such public disclosure, this Agreement has been terminated in compliance with ARTICLE V.

(g)            Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its and their Representatives of the prohibitions set out in this ARTICLE V and any violation of the restrictions set forth in this ARTICLE V by the Company, its Subsidiaries or its or their Representatives will be deemed to be a breach of this ARTICLE V by the Company for which the Company will be responsible.

ARTICLE VI
CONDITIONS

The obligations of the Parties to consummate the Arrangement, are subject to the satisfaction, at or prior to the Closing, of each of the following conditions, to the extent applicable:

Section 6.1             Conditions to Obligation of Each Party to Consummate the Arrangement. The respective obligations of each Party to consummate the Arrangement shall be subject to the satisfaction (or waiver by Parent, on its own behalf and on behalf of Purchaser, or by the Company, in each case, to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions:

(a)            Shareholder Approval. The Arrangement Resolution has been approved and adopted by the Shareholders at the Company Meeting in accordance with the Interim Order.

(b)            Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Company or Parent, each acting reasonably, on appeal or otherwise.

(c)            No Legal Restraints. No (i) injunction or similar order by any Governmental Body having competent jurisdiction over Parent, Purchaser, the Company, or any of their respective Subsidiaries that prohibits the consummation of the Arrangement and the other Transactions shall have been entered and shall continue to be in effect or (ii) Law shall have been enacted, entered, promulgated, enforced, or deemed applicable by any Governmental Body having competent jurisdiction over Parent, Purchaser, the Company, or any of their respective Subsidiaries, that, in any case, prohibits or makes illegal the Transactions (any such order, injunction, or Law in clause (i) or (ii), a “Legal Restraint”).

(d)            Regulatory Approvals. (i) Any waiting period under the HSR Act and the filings specified in Section 6.1(d) of the Company Disclosure Schedule applicable to the Arrangement (and any extension thereof) shall have expired or been earlier terminated; (ii) the Competition Act Approval shall have been received; (iii) all other authorizations, consents, orders, approvals, filings, and declarations, and all expirations of waiting periods, required under the applicable Antitrust Laws and Foreign Direct Investment Laws with respect to the Arrangement specified in Section 6.1(d) of the Company Disclosure Schedule shall have been made, expired, terminated, or obtained, as the case may be (all authorizations, consents, orders, approvals, filings, and declarations and the lapse of all such waiting periods, including under the HSR Act, of such jurisdictions being the “Requisite Regulatory Approvals”); and (iv) all Requisite Regulatory Approvals shall be in full force and effect.

Section 6.2             Conditions to Obligation of the Company to Consummate the Arrangement. The obligation of the Company to consummate the Arrangement is further subject to the satisfaction (or waiver by the Company to the extent permitted by applicable Law) of the following conditions:

(a)            The representations and warranties of Parent and Purchaser set forth in Schedule D (without regard to any qualification as to materiality or Parent Material Adverse Effect in such representations and warranties) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expect to have a Parent Material Adverse Effect.

(b)            Parent and Purchaser shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)            Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by a duly authorized officer thereof, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d)            Purchaser has, in accordance with Section 2.8, deposited or caused to be deposited with the Depositary the Aggregate Arrangement Consideration.

Section 6.3             Conditions to Obligations of Parent and Purchaser to Consummate the Arrangement. The obligations of Parent and Purchaser to consummate the Arrangement are further subject to the satisfaction (or waiver by Parent, on its own behalf and on behalf of Purchaser, to the extent permitted by applicable Law) of the following conditions:

(a)            (i) The representations and warranties of the Company set forth in Section 3(a) of Schedule C (except for de minimis inaccuracies) shall be true and correct in all respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Company set forth Section 15(a), Section 31, and Section 32 of Schedule C shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time; (iii) Section 1, Section 2, Section 3(b), Section 4, Section 5 and Section 6 of Schedule C (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the other representations and warranties of the Company set forth in Schedule C (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)            The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)            Since the date of this Agreement there shall not have occurred a Material Adverse Effect that is continuing.

(d)            The Company shall have delivered to Parent a certificate, dated as of the Closing Date, and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b), and Section 6.3(c) have been satisfied.

(e)            The aggregate number of Shares held by Shareholders that have validly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the number of Shares then outstanding.

Section 6.4             Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Arrangement or terminating this Agreement and abandoning the Arrangement, on the failure of any condition set forth in Section 6.1, Section 6.2, or Section 6.3, as the case may be, to be satisfied if such failure was caused principally by such Party’s failure to perform any of its obligations under this Agreement.

Section 6.5             Deemed Satisfaction of Conditions The conditions set forth in Section 6.1, Section 6.2, and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the CBCA Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.8 hereof shall be deemed to be released from escrow when the Certificate of Arrangement is issued.

ARTICLE VII
TERMINATION

Section 7.1             Termination and Abandonment. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Required Shareholder Approval:

(a)            by the mutual written consent of the Company and Parent;

(b)            by either the Company or Parent if (i) the Effective Time shall not have occurred on or before October 17, 2023 (the “End Date”) and (ii) the Party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached (and, in the case of Parent, Purchaser shall also not have breached) its obligations under this Agreement in any manner that shall have principally caused the failure to consummate the Arrangement on or before such date;

(c)            by either the Company or Parent if (i) any Governmental Body having competent jurisdiction over Parent, Purchaser, the Company shall have issued a Legal Restraint, and such Legal Restraint shall have become final and nonappealable and (ii) the Party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall not have breached or failed to perform its obligations under this Agreement in any manner that shall have principally caused the imposition of such Legal Restraint or the failure of such Legal Restraint to be resolved or lifted;

(d)            by either the Company or Parent if (i) the Company Meeting (including any adjournment, recess, or postponement thereof) shall have concluded and the Required Shareholder Approval contemplated by this Agreement shall not have been obtained; and (ii) the Party seeking to terminate this Agreement pursuant to this Section 7.1(d) shall not have breached or failed to perform its obligations under this Agreement in any manner that shall have principally caused the failure to obtain the Required Shareholder Approval

(e)            by the Company, if Parent or Purchaser shall have breached any representation, warranty, covenant, or agreement in this Agreement, in each case, which breach (i) would result in a failure of a condition set forth in Section 6.1, Section 6.2(a), or Section 6.2(b) and (ii) is not cured in accordance with the terms of Section 4.9; provided that the Company is not then in breach of any representation, warranty, agreement, or covenant in this Agreement that would result in a failure of a condition set forth in Section 6.1, Section 6.3(a), or Section 6.3(b);

(f)            by Parent, if the Company shall have breached in any material respect any representation, warranty, covenant, or agreement in this Agreement, in each case, which breach (i) would result in a failure of a condition set forth in Section 6.1, Section 6.3(a), or Section 6.3(b) and (ii) is not cured in accordance with the terms of Section 4.9; provided that Parent or Purchaser is not then in breach of any representation, warranty, agreement, or covenant in this Agreement that would result in a failure of a condition set forth in Section 6.1, Section 6.2(a), or Section 6.2(b);

(g)            prior to the time the Required Shareholder Approval is obtained, by the Company in order to accept a Superior Proposal and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of such transaction constituting a Superior Proposal; provided, that the Company has complied in all respects with the requirements of Section 5.1 and in all material respects with the requirements of ARTICLE V (other than Section 5.1) with respect to such Superior Proposal and, concurrently with such termination, pays (or causes to be paid) the fee specified in Section 7.3; and

(h)            by Parent, if the Company breaches ARTICLE V in any material respect.

Section 7.2             Effect of Termination/Survival.

(a)            Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, (a) the Terminating Party shall give prompt written notice thereof to the other Parties, specifying the provision hereof pursuant to which such termination is made, (b) this Agreement shall be of no further force or effect and the Transactions shall be abandoned, each as of the date of termination, and (c) there shall be no liability on the part of any Parent Party or Company Party following any such termination; provided that (i) this Section 7.2, Section 7.3(a), and ARTICLE VIII shall survive the termination of this Agreement and shall remain in full force and effect, (ii) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect, in each case, in accordance with its terms, and (iii) the termination of this Agreement shall not relieve any Party from any liability for fraud or Willful Breach.

(b)            No Survival of Representations and Warranties and Covenants. None of the representations and warranties or covenants in this Agreement, the Company Disclosure Schedule, or any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Arrangement, except that those covenants that by their terms survive the Effective Time, this ARTICLE VII, and any applicable defined term in Section 1.1 shall survive the Effective Time.

Section 7.3             Termination Fee and Expenses.

(a)            Termination Fee.

i.	Termination Fee. Notwithstanding anything to the contrary in this Agreement, if (A) the Company shall have terminated this Agreement pursuant to Section 7.1(g), (B) Parent shall have terminated this Agreement pursuant to Section 7.1(h), or (C) (1) after the date of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been made known to the Company or any of its Subsidiaries or publicly disclosed (in each case, whether or not conditional and whether or not withdrawn), (2) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(f) and (3) concurrently with or within twelve (12) months after such termination, the Company shall have entered into a definitive agreement providing for, or completed the implementation of, an Acquisition Proposal, then in the case of each of clauses (A), (B) and (C) above, the Company shall pay, by wire transfer of immediately available funds to an account designated by Parent, a fee of $75,000,000 in cash (the “Termination Fee”), such payment to be made concurrently with termination in the case of clause (A) above, within three (3) Business Days after such termination in the case of clause (B) above if terminated pursuant to Section 7.1(b) or within two (2) Business Days of the Company Meeting if terminated pursuant to or Section 7.1(d), or concurrently with the completed implementation of the Acquisition Proposal, in the case of clause (C) above; it being understood that for all purposes of clause (C) above and the application of this Section 7.3(a), all references to 20% in the definition of “Acquisition Proposal” shall be deemed to be references to “more than 50%” and in no event shall the Company be required to pay the Termination Fee on more than one (1) occasion. Other than as specified in Section 7.2(a), upon the payment by the Company of the Termination Fee as and when required by this Section 7.3(a), none of the current, former, or future Company Parties shall have any further liability with respect to this Agreement or the Transactions to any Parent Party. If any applicable law (as determined in the good faith discretion of the Company) requires deduction or withholding of any Tax from any payment of the Termination Fee, then the Company shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Body in accordance with applicable law the sum payable by the Company pursuant to this Section 7.3(a)(i) shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 7.3(a)(i)) Parent receives an amount equal to the Termination Fee.

(b)            Expenses.

i.	If this Agreement has been terminated pursuant to Section 7.1(d), then the Company shall, within two (2) Business Days following the termination of this Agreement, pay, by wire transfer of immediately available funds to an account designated by Parent, expense reimbursement for reasonable, documented out-of-pocket third party transaction expenses incurred by Parent in connection with this Agreement, in an amount not to exceed $10,000,000 provided that in no event shall the Company be required to pay under Section 7.3(a)(i) and this Section 7.3(b)(i), in the aggregate, an amount in excess of the Termination Fee. For greater certainty, any payment by the Company under this Section 7.3(b)(i) will be credited against a payment under Section 7.3(a)(i).

ii.	Except as set forth in the penultimate sentence of Section 4.3(c) and Section 7.3(b)(i), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Transactions are consummated.

(c)            Acknowledgements. Each Party acknowledges that the agreements in this Section 7.3 are an integral part of this Agreement and that, without these agreements, the Parties would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 7.3, the Company shall pay to Parent all fees, costs, and expenses of enforcement (including attorneys’ fees and expenses as well as expenses incurred in connection with any action initiated by Parent), together with interest on the amount of the Termination Fee at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made. The Parties further acknowledge that the Termination Fee shall not constitute a penalty but is liquidated damages for losses and damages described in Section 7.3(a)i, in a reasonable amount that will compensate Parent in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1             Amendment. Prior to the Effective Time, this Agreement may be amended with the approval of each of the Company Board and the board of directors of Parent at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 8.2             Waiver. No failure on the part of any Party to exercise any power, right, privilege, or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege, or remedy under this Agreement, shall operate as a waiver of such power, right, privilege, or remedy; and no single or partial exercise of any such power, right, privilege, or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege, or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege, or remedy under this Agreement, unless the waiver of such claim, power, right, privilege, or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 8.3             Entire Agreement; Counterparts. This Agreement and the other agreements, exhibits, annexes, and schedules referred to herein, including the Confidentiality Agreement, the Exclusivity Agreement, and the Company Disclosure Schedule constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one (1) and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 8.4             Applicable Laws; Jurisdiction; Specific Performance; Remedies.

(a)            This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Québec and the federal laws of Canada applicable therein, without giving effect to any law, rule, or provision that would cause the application of any Law other than the laws of the Province of Québec and the federal laws of Canada applicable therein.

(b)            Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Québec courts situated in the City of Montreal (the “Chosen Courts”) and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

(c)            The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its obligations under the provisions of this Agreement in accordance with its specific terms or otherwise breaches such provisions. Subject to the following sentence, (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other non-monetary equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement; (ii) the provisions set forth in Section 7.3(a) (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific performance, in each case, except if Parent has been paid the Termination Fee in accordance with the terms of this Agreement; and (iii) the right of specific performance is an integral part of the Transactions, and, without that right, neither the Company nor Parent would have entered into this Agreement. Except if the Termination Fee has been paid pursuant to Section 7.3(a), no Party shall oppose the granting of an injunction, specific performance, or other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking any injunction or other equitable relief to prevent any breach of this Agreement or to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.4(c) shall not be required to provide any bond or other security in connection with any such order or injunction. In the event that a Party initiates a Legal Proceeding seeking equitable relief pursuant to this Section 8.4(c), the End Date shall automatically be extended to (x) the twentieth (20th) Business Day following the date on which such Legal Proceeding is finally resolved or (y) such other date established by the Chosen Court presiding over such Legal Proceeding.

(d)            EACH PARTY IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN OR AMONG THE PARTIES ARISING OUT OF, RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT OR THE TRANSACTIONS.

Section 8.5             Assignability. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors and permitted assigns, and shall be enforceable solely by the Parties hereto; provided that neither this Agreement nor any right hereunder may be assigned without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any such right without such consent shall be void ab initio and of no effect; provided, further, that Parent or Purchaser may assign, in their sole discretion, this Agreement or any or all of their rights, interests and obligations under this Agreement (i) in connection with a merger or consolidation involving Parent or Purchaser or other disposition of all or substantially all of the assets of Parent, Purchaser or the Company or (ii) in the case of Purchaser, to any Affiliate of Parent, (provided that no such assignment permitted pursuant to this Section 8.5 shall relieve Parent of Purchaser of their respective obligations hereunder).

Section 8.6             No Third-Party Beneficiary. Nothing in this Agreement is intended to or shall confer upon any Person (other than the Parties) any power, right, privilege, or remedy of any nature whatsoever under or by reason of this Agreement, except for: (a) the payment provisions in the Plan of Arrangement (which, from and after the Effective Time, shall be for the express benefit of, and enforceable by, each Shareholder or holder of Company Equity Awards as of the Effective Time) and Section 4.5 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Persons); and (b) the limitations on liability of the Company and the Company Parties set forth in Section 7.3(a) (which shall be for the express benefit of, and enforceable by, each of the Parties hereto and their permitted assigns).

Section 8.7             Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) four (4) Business Days after being sent by certified or registered mail, postage prepaid, or one (1) Business Day after being sent by nationally recognized overnight courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided that the recipient confirms in writing its receipt thereof (excluding automated replies or “bounce back” or similar message of non-delivery)), or (d) if sent by email transmission after 6:00 p.m. recipient’s local time, on the Business Day following the date of transmission (provided that the recipient confirms in writing its receipt thereof (excluding automated replies or “bounce back” or similar message of non-delivery)); provided that, in each case, the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party as follows (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Company):

GSK plc

980 Great West Road

Brentford, Middlesex, United Kingdom
Attention: Chief Financial Officer

Fax:	[Redacted - personal information]
Email:	[Redacted - personal information]

with a copy to (which shall not constitute notice):

GSK plc
980 Great West Road

Brentford, Middlesex, United Kingdom
Attention: Senior Vice President and General Counsel

Senior Vice President and Company Secretary

Fax:	[Redacted - personal information]
Email:	[Redacted - personal information]

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Krishna Veeraraghavan

Email:	[Redacted - personal information]

and

Stikeman Elliot LLP
1155 René-Lévesque Blvd. West
41st Floor
Montréal, Québec H2B 3V2, Canada
Attention: Peter Castiel

Robert Carelli
Oliver Godbout

Email:	[Redacted - personal information]

if to the Company (prior to the Effective Time):

BELLUS Health Inc.
275 Armand-Frappier Blvd.

Laval, Québec, H7V 4A7, Canada

Attention: Roberto Bellini

Ramzi Benamar

Email:	[Redacted - personal information]

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates
500 Boylston Street

Boston, Massachusetts 02116

Attention: Graham Robinson

Faiz Ahmad

Email:	[Redacted - personal information]

and

Davies Ward Philips & Vineberg LLP
1501 McGill College Avenue
Suite 2600
Montréal, Québec H3A 3N9, Canada
Attention: Sébastien Roy

Email:	[Redacted - personal information]

Section 8.8             Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties shall not object to the court making such determination having the power to limit such term or provision, to delete specific words or phrases, or to replace such term or provision with a term or provision that is valid, enforceable, and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power available to it in the prior sentence, this Agreement shall be deemed amended to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will most closely achieve the economic, business, and other purposes of such invalid or unenforceable term or provision.

Section 8.9             Obligation of Parent. Parent shall cause Purchaser and, following the Effective Time, the Company, to comply with, duly perform, satisfy, and discharge, on a timely basis, all of their respective covenants, obligations, and liabilities under this Agreement, and Parent shall be liable for the due and timely performance, satisfaction, and discharge of each of the said covenants, obligations, and liabilities. Any consent or waiver by Parent under this Agreement shall be deemed to also be a consent or waiver by Purchaser.

Section 8.10             Transfer Taxes. Except as expressly provided in the Plan of Arrangement, all transfer, documentary, sales, use, stamp, registration, value-added, and other similar Taxes, and fees incurred in connection with this Agreement and the Transactions shall be paid by Parent and Purchaser when due.

Section 8.11            Waiver of Conflicts; Non-Assertion of Attorney-Client Privilege.

(a)            Each of the Company Parties acknowledges that Paul, Weiss, Rifkind, Wharton & Garrison LLP, Stikeman Elliott LLP, and the in-house legal counsel of Parent (“Parent Counsel”) have, on or prior to the Closing, represented Parent, Purchaser, and their Affiliates, and each of their respective officers, employees, and directors (each such Person, a “Designated Person”) in one (1) or more matters relating to this Agreement, any other agreements contemplated hereby or the Transactions (including any matter that may be related to a Legal Proceeding or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (i) relating to this Agreement, any other agreements contemplated hereby or the Transactions (including any matter that may be related to a Legal Proceeding or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) and (ii) in which the Company or any of its Subsidiaries or equity holders, on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matter”), the Designated Persons reasonably anticipate that Parent Counsel will represent them in connection with such matters. Accordingly, the Company hereby (A) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any conflict of interest arising out of or relating to the representation by one (1) or more Parent Counsel of one (1) or more Designated Persons in connection with one (1) or more Post Closing Matters (each, a “Post-Closing Representation”), and (B) agrees that, in the event that a Post-Closing Matter arises, Parent Counsel may represent one (1) or more Designated Persons in a Post-Closing Matter even though the interests of such Person(s) may be directly adverse to the Company or any of its Affiliates, and even though Parent Counsel may (x) have represented Parent, Purchaser or their respective Subsidiaries or Affiliates in a matter substantially related to such dispute or (y) be currently representing Parent, Purchaser or any of their respective Affiliates. Without limiting the foregoing, the Company (on behalf of itself and its Affiliates) consents to the disclosure by Parent Counsel, in connection with one (1) or more Post-Closing Representations, to the Designated Persons of any information learned by Parent Counsel in the course of one (1) or more Existing Representations, whether or not such information is subject to the attorney-client privilege of the Company and their respective Affiliates (other than Parent, Purchaser, and their respective Subsidiaries) or Parent Counsel’s duty of confidentiality as to the Company and its respective Affiliates (other than Parent, Purchaser, and their Subsidiaries) and whether or not such disclosure is made before or after the Closing.

(b)            The Company waives and shall not assert, and agrees after the Closing to cause its Subsidiaries to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any pre-Closing communication between any Parent Counsel, on the one hand, and any Designated Person or Purchaser (collectively, the “Pre-Closing Designated Persons”), or any advice given to any Pre-Closing Designated Person by any Parent Counsel, occurring prior to the Closing during one (1) or more Existing Representations (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one (1) or more of the Company and its respective Subsidiaries, it being the intention of the parties hereto that all rights to such Pre-Closing Privileges, and all rights to waive or otherwise control such Pre-Closing Privilege, shall be retained by Parent, and shall not pass to or be claimed or used by the Company, except as provided in the last sentence of this Section 8.11(b). Furthermore, the Company acknowledges and agrees that any advice given to or communication with any of the Designated Persons prior to the Closing shall not be subject to any joint privilege (whether or not Purchaser also received such advice or communication prior to the Closing) and shall be owned solely by such Designated Persons. Notwithstanding the foregoing, in the event that a dispute arises between the Company, on the one hand, and a third party other than a Designated Person, on the other hand, the Company shall cause its Subsidiaries to assert the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of privileged materials to such third party; provided, however, that such privilege may be waived only with the prior written consent of Parent.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

GSK PLC

By:	/s/ David Redfern
	Name:	David Redfern
	Title:	President Corporate Development

14934792 CANADA INC.

By:	/s/ Christopher W. Cummins
	Name:	Christopher W. Cummins
	Title:	President and Secretary

By:	/s/ Mark S. Tillbrook
	Name:	Mark S. Tillbrook
	Title:	Director

BELLUS HEALTH INC.

By:	/s/ Roberto Bellini
	Name:	Roberto Bellini
	Title:	President and Chief Executive Officer

[Signature Page to the Arrangement Agreement]

Schedule A

PLAN OF ARRANGEMENT

UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

EXECUTION VERSION

Schedule A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

Article 1
INTERPRETATION

1.1.            Definitions.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Affected Securities” means, collectively, the Shares and the Company Equity Awards.

“Affected Securityholders” means, collectively, the Company’s shareholders and the holders of any Company Equity Award.

“Aggregate Arrangement Consideration” means an aggregate amount of cash in U.S. dollars equal to (i) the number of Shares that are outstanding (excluding Shares in respect of which Dissent Rights have been validly exercised) immediately prior to the Effective Time, multiplied by (ii) the Arrangement Consideration.

“Amalco” has the meaning set forth in Section 2.3(1) hereof.

“Amalgamation” has the meaning set forth in Section 2.3(1) hereof.

“Arrangement” means an arrangement of the Company under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of April 17, 2023 among the Company, the Purchaser and Parent, including all schedules annexed thereto, as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Consideration” means US$14.75 per Share in cash.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the CBCA Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and Parent, each acting reasonably.

“Business Day” means a day except (i) a Saturday, a Sunday, or any other day on which (a) commercial banks in Montreal, Québec are authorized or required by Laws to be closed or (b) banks are required or authorized by Law to be closed in the City of London, United Kingdom, and (ii) the period from December 24 to January 2.

“CBCA” means the Canada Business Corporations Act.

“CBCA Director” means the director appointed pursuant to section 260 of the CBCA.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the CBCA Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Code” means the Internal Revenue Code of 1986.

“Company” means Bellus Health Inc. and, after the occurrence of the amalgamation contemplated in Section 2.3(1), references to “Company” shall be to Amalco.

“Company Deferred Share Unit” means a deferred share unit granted by the Company pursuant to the Company Deferred Share Unit Plan.

“Company Deferred Share Unit Plan” means the Company’s Deferred Share Unit Plan for Designated Members of the Boards, and Designated Employees of Bellus Health Inc. and its Affiliates.

“Company Equity Awards” means the Company Options and the Company Deferred Share Units.

“Company Equity Plans” means the Company Deferred Share Unit Plan and the Company Option Plan.

“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Parent.

“Company Option” means an option to purchase Shares granted pursuant to the Company Option Plan.

“Company Option Plan” means the Company’s Amended and Restated Stock Option Plan.

“Court” means the Québec Superior Court.

“Depositary” means Computershare Investor Services Inc. or such other Person as the Company and Parent may mutually agree to engage and appoint to act as depositary in relation to the Arrangement.

“Dissent Rights” has the meaning set forth in Section 3.1 hereof.

“Dissenting Holder” means a registered holder of Shares as of the record date of the Company Meeting who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Montreal time) on the Effective Date, or such other time as specified in writing by the Parent to the Company.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, encroachment, claim, infringement, interference, option, right of first refusal, right of first offer, lease, covenant, condition, restriction, preemptive right, community property interest, or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset) and any conditional sales agreement, title retention agreement or lease in the nature thereof.

“Exercise Price” means, in respect of a Company Option (a) that has an exercise price denominated in US$, such US$ denominated exercise price; or (ii) that has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price.

“Final Order” means the final order of the Court in a form acceptable to the Company and Parent, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and Parent, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Parent, each acting reasonably) on appeal.

“Governmental Body” means any (i) nation, state, supra-national body, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, (ii) federal, state, provincial, local, municipal, foreign, or other government, (iii) governmental or quasi-governmental authority of any nature, including any governmental division, department, agency, bureau, commission, commissioner, instrumentality, official, ministry, fund, foundation, center, organization, unit, body, or Entity, (iv) any court, arbitrator, or other tribunal, or (v) any stock exchange, including Nasdaq, NYSE, LSE and TSX.

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to Company and Parent, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of Company and Parent, each acting reasonably.

“Law” means any federal, state, provincial, local, municipal, foreign, multinational, or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or other legal requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body or under the authority of TSX, LSE, NYSE or Nasdaq (including the NASDAQ Marketplace Rules as promulgated by Nasdaq, as amended).

“Letter of Transmittal” means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.

“Parties” means Parent, Purchaser, and the Company.

“Person” means any individual, Entity, or Governmental Body.

“Plan of Arrangement” means this plan of arrangement proposed under section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement and Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

“Parent” means GSK plc, a public limited company formed under the laws of England and Wales.

“Shares” means the common shares in the capital of the Company.

“Shareholders” means the registered and/or beneficial holders of the Shares, as the context requires.

“Subco” means Bellus Health Cough Inc., a corporation existing under the laws of Canada.

“Tax” means any tax or similar charge of any kind whatsoever (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, goods and services tax, harmonized sales tax, retail sales tax, surtax, estimated tax, employment tax, unemployment tax, social security, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, escheat tax, alternative tax, alternative minimum tax, real or personal property tax or payroll tax, and including any health insurance, parental insurance or government pension plan premiums or contributions and including any liability relating to any deemed overpayment of Taxes under Section 125.7 of the Tax Act or other amount received in respect of any COVID-19 measure), including any installment of Taxes, interest, fine, penalty, or addition thereto, in each case, imposed, assessed, or collected by or under the authority of any Governmental Body.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.

“US Equivalent” means, in respect of Company Options which have an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the Effective Date.

1.2.           Certain Rules of Interpretation. In this Plan of Arrangement unless otherwise specified:

(1)	Headings, etc. The bold-faced headings in this Plan of Arrangement are for convenience of reference only, shall not be deemed to be a part of this Plan of Arrangement, and shall not be referred to in connection with the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to U.S. dollars, unless specified otherwise. For greater certainty, the Arrangement Consideration is expressed in U.S. dollars and is not subject to any currency conversion pursuant to the foregoing.

(3)	Gender and Number. For purposes of this Plan of Arrangement, whenever the context requires: the singular number shall include the plural, and vice versa; and one gender shall include all other genders.

(4)	Certain Phrases, etc. As used in this Plan of Arrangement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article” “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)	Statutory and Agreement References. Any reference to (i) any Contract (including the Arrangement Agreement) are to the Contract as amended, modified, supplemented, restated, or replaced from time to time (in the case of any Contract, to the extent permitted by the terms thereof and, if applicable, the terms of the Arrangement Agreement); (ii) any Governmental Body includes any successor to that Governmental Body; and (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented, or replaced from time to time (and, in the case of statutes, include any rule and regulation promulgated under such statute) and references to any section of any applicable Law includes any successor to such section.

(6)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal are to local time, Montreal, Québec.

Article 2
THE ARRANGEMENT

2.1.            Arrangement Agreement.

This Plan of Arrangement is made pursuant to the Arrangement Agreement, constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2.            Binding Effect.

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Parent, the Company, all registered and beneficial owners of Shares (including Dissenting Holders) and Company Equity Awards, the register and transfer agent of the Company, the Depositary and all other applicable Persons, at and after, the Effective Time without any further act or formality required on the part of any Person. The Certificate of Arrangement shall be conclusive evidence that this Plan of Arrangement has become effective and that each of the provisions of Section 2.3 has become effective in the sequence set out therein.

2.3.            Arrangement.

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five-minute intervals starting at the Effective Time:

(1)	The Company and Subco shall amalgamate (the “Amalgamation”) to form one corporation (“Amalco”) with the same effect as if they had amalgamated pursuant to Section 181 and Section 184 of the CBCA and a certificate of amalgamation had been issued under the CBCA, and shall, after thereafter continue as one corporation in accordance with the following:

(a)	Name: The name of Amalco shall be Bellus Health Inc.

(b)	Registered office: The registered office of Amalco shall be the registered office of the Company immediately prior to the Amalgamation.

(c)	Restrictions on Business: None.

(d)	Articles: The Articles of Arrangement are deemed to be the articles of amalgamation of Amalco and the Certificate of Arrangement is deemed to be the certificate of amalgamation of Amalco.

(e)	Restrictions on Transfer: None.

(f)	Number of Directors: Amalco shall have a minimum of one director and a maximum of 15 directors, until changed in accordance with the CBCA.

(g)	First Directors: The directors of Amalco will be the same as the directors of the Company immediately prior to the Amalgamation.

(h)	Appointment of Additional Directors: The directors may appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

(i)	Share Capital: The share provisions and authorized share capital of Amalco shall be the same as the share provisions and authorized share capital of the Company immediately prior to the Amalgamation.

(j)	Shares and Company Equity Awards: All shares of Subco shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by Amalco in connection with the Amalgamation and all Shares and Company Equity Awards of the Company existing prior to the Amalgamation shall be unaffected and shall continue as Shares or Company Equity Awards of Amalco, as applicable

(k)	Stated Capital: The stated capital account of the Shares will be equal to the stated capital account in respect of the Shares of the Company immediately prior to the Amalgamation.

(l)	By-Laws: The by-laws of Amalco shall be the same as those of the Company implemented immediately prior to the Amalgamation.

(m)	Effect of Amalgamation: The provisions of subsection 186(a) to (g) of the CBCA shall apply to the Amalgamation with the result that:

(i)	the property of each the Company and Subco continues to be the property of Amalco;

(ii)	Amalco continues to be liable for the obligations of each the Company and Subco;

(iii)	an existing cause of action, claim or liability to prosecution against the Company or Subco is unaffected;

(iv)	a civil, criminal or administrative action or proceeding pending by or against the Company or Subco may be continued to be prosecuted by or against Amalco; and

(v)	a conviction against, or ruling, order or judgment in favour of or against, the Company or Subco may be enforced by or against Amalco.

(2)	each Company Option, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Company Option Plan and any and all award or similar agreements relating to the Company Option and without any further action by or on behalf of the holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Company in exchange for a cash payment equal to the excess, if any, of the Arrangement Consideration over the Exercise Price of such Company Option, less any applicable withholdings pursuant to Section 4.3, and such Company Option shall be immediately cancelled. For greater certainty, if the Exercise Price of any Company Option is equal to or greater than the Arrangement Consideration, such Company Option shall be cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof;

(3)	each Company Deferred Share Unit, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Company Deferred Share Unit Plan and any and all award or similar agreements relating to the Company Deferred Share Unit and without any further action by or on behalf of a holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Company in exchange for a cash payment equal to the Arrangement Consideration, less any withholdings pursuant to Section 4.3, and such Company Deferred Share Unit shall be immediately cancelled;

(4)	(a) each holder of Company Equity Awards shall cease to be the holder of such Company Equity Awards and to have any rights as holder of Company Equity Awards other than the right to receive the consideration to which they are entitled pursuant to 2.3(2) and/or Section 2.3(3), as applicable, at the time and in the manner specified in 2.3(2), Section 2.3(3) and Section 4.1, as applicable, (b) such holder’s name shall be removed from each applicable register; (c) the Company Equity Plan and any and all award or similar agreements relating to the Company Equity Awards shall be terminated and shall be of no further force and effect;

(5)	each of the Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Purchaser, and:

(a)	such Dissenting Holders shall cease to be the holders of such Shares and to have any rights as holder of Shares other than the right to be paid fair value by Purchaser for such Shares as set out in Section 3.1;

(b)	such Dissenting Holders’ names shall be removed from the registers of Shareholders maintained by or on behalf of the Company; and

(c)	Purchaser shall be deemed to be the transferee of such Shares free and clear of all Encumbrances, and shall be entered in the register of Shares maintained by or on behalf of the Company and shall be deemed to be the legal and beneficial owner thereof; and

(6)	each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Holder who has validly exercised such holder’s Dissent Rights shall, without any further action by or on behalf of a holder of Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Arrangement Consideration, and:

(a)	the holders of such Shares shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid the Arrangement Consideration per Share in accordance with this Plan of Arrangement less any withholdings pursuant to Section 4.3;

(b)	such holders’ names shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(c)	Purchaser shall be deemed to be the transferee of such Shares (free and clear of all Encumbrances) and shall be entered in the register of the Shares maintained by or on behalf of the Company.

2.4.            Rounding of Cash Consideration.

If the aggregate cash amount a holder of Shares is entitled to receive under the Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount such holder of Shares shall be entitled to receive shall be rounded down to the nearest whole $0.01.

2.5.            Interest .

Under no circumstances shall interest accrue or be paid by any Person to Shareholders, holders of Company Equity Awards or other Persons pursuant to this Plan of Arrangement in respect of Shares or Company Equity Awards, regardless of any delay in making any payment contemplated hereunder.

2.6.            Adjustment to Arrangement Consideration.

If, on or after the date of the Arrangement Agreement, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Time or the Company pays any dividend or other distribution on the Shares prior to the Effective Time, then the Arrangement Consideration shall be reduced by the amount of such dividends or distributions, as applicable, on a dollar-for-dollar basis to provide to the Shareholders, as applicable, the same economic effect, and so that the aggregate economic cost to the Parent and its respective Subsidiaries, taking into account any reduction in cash or other assets of the Company or its Company Subsidiaries as a result thereof, is the same, in each case as contemplated by this Plan of Arrangement and the Arrangement Agreement prior to such action, and the Arrangement Consideration as so adjusted, from and after the date of such event, shall be the Arrangement Consideration for all purposes of this Plan of Arrangement; provided, that nothing in this Section 2.6 shall, or shall be construed to, permit the Company to take any action that is restricted by any other provision of this Plan of Arrangement or the Arrangement Agreement.

Article 3
RIGHT OF DISSENT

3.1.            Rights of Dissent.

Registered Shareholders as of the record date of the Company Meeting may exercise dissent rights with respect to all Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Montreal time) two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them to Purchaser free and clear of all Encumbrances, as provided in Section 2.3(5) and if they:

(1)	ultimately are entitled to be paid fair value for such Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(5)); (ii) will be entitled to be paid the fair value of such Shares, less any applicable withholdings, which fair value, notwithstanding anything to the contrary contained in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(2)	ultimately are not entitled, for any reason, to be paid fair value for their Shares, shall be deemed to have participated in the Arrangement on the same basis as non-Dissenting Holders.

3.2.          Recognition of Dissenting Holders.

(1)	In no circumstances shall Parent or the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Company Meeting and as of the deadline for exercising such Dissent Rights; (b) has voted or instructed a proxyholder to vote such Shares against the Arrangement Resolution; and (c) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(2)	For greater certainty, in no case shall Parent or the Company or any other Person be required to recognize Dissenting Holders as Shareholders in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(5), and the names of such Dissenting Holders shall be removed from the registers of Shareholders at the same time as the event described in Section 2.3(5) occurs.

(3)	In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Equity Awards; and (ii) Shareholders that have failed to vote or to instruct a proxyholder to vote all the voting rights carried by the Shares held by such Shareholders against the Arrangement Resolution.

(4)	Holders of Shares who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to the Arrangement Consideration for all Shares held, less any applicable withholdings pursuant to Section 4.3.

Article 4
CERTIFICATES AND PAYMENTS

4.1.          Payment of Consideration.

(1)	Prior to the filing of the Articles of Arrangement, Purchaser shall deposit, or arrange to be deposited for the benefit of Shareholders (other than Dissenting Holders) sufficient funds to satisfy the Aggregate Arrangement Consideration payable to Shareholders as required by this Plan of Arrangement, which funds shall be held by the Depositary in escrow as agent and nominee for such Shareholders.

(2)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(6), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Arrangement Consideration which such holder has the right to receive under this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(3)	As soon as practicable after the Effective Time (and in any event, no later than ten (10) days thereafter), the Company shall process the cash payments described in Section 2.3(2) and Section 2.3(3) through the Company’s payroll systems or payroll providers (or issue a check for any such payment if such payment cannot be made through such payroll system or payroll provider), to each holder of a Company Option or a Company Deferred Share Unit as reflected on the register maintained by or on behalf of the Company in respect of Company Options and of Company Deferred Share Units, representing the amount, if any, which such holder of Company Options, or Company Deferred Share Units, as applicable, has the right to receive under this Plan of Arrangement for such Company Options and Company Deferred Share Units, as applicable, less any amount withheld pursuant to Section 4.3. Notwithstanding that amounts under this Plan of Arrangement are payable in U.S. dollars, the Company is entitled to make the payments contemplated in this Section 4.1(3) in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the Effective Date.

(4)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Arrangement Consideration which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company, Parent or Purchaser. On such date, all Arrangement Consideration to which such former holder was entitled shall be deemed to have been surrendered to Purchaser, and shall be paid over by the Depositary to Purchaser or as directed by Purchaser.

(5)	Any payment made by the Depositary (or the Company or any of its Subsidiaries, as applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company or any of its Subsidiaries, as applicable) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Affected Securities pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or the Company, as applicable, for no consideration.

(6)	No holder of Affected Securities shall be entitled to receive any Arrangement Consideration with respect to Shares or cash payment with respect to the Company Equity Awards other than the Arrangement Consideration or the cash payment, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares that were transferred pursuant to Section 2.3.

4.2.            Lost Certificates.

In the event any certificate which immediately prior to the Effective Time represented one (1) or more Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of Shareholders maintained by or on behalf of the Company, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the cash payment to which such holder is entitled to receive for such Shares under this Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Parent and the Depositary, if requested (each acting reasonably) in such sum as Parent may direct (acting reasonably), or otherwise indemnify Parent, the Purchaser and the Company in a manner satisfactory to Parent and the Company, each acting reasonably, against any claim that may be made against Parent, the Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3.            Withholding Rights.

Parent, Purchaser, the Company, Subco and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person under this Plan of Arrangement (including any amounts payable pursuant to Section 3.1), such amounts as Parent, Purchaser, the Company, Subco or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any applicable Laws in respect of Taxes (including, but not limited to, the Tax Act and the Code). Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Body.

4.4.          No Encumbrances.

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

4.5.          Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Affected Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Affected Securityholders (registered or beneficial), the Company, Parent, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Affected Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 5
AMENDMENTS

5.1.          Amendments to Plan of Arrangement.

(1)	The Company and Parent may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and Parent, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Shareholders if and as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or Parent at any time prior to the Company Meeting (provided that the Company or Parent, as applicable, shall have consented in writing thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and Parent (in each case, acting reasonably), and (ii) if and as required by the Court, after communication to the Shareholders.

(4)	Notwithstanding anything to the contrary contained herein, any amendment, modification or supplement to this Plan of Arrangement may be made by the written consent of each of the Company and Parent at any time and from time to time without the approval of or communication to the Court or the Shareholders, provided that each such amendment, modification and/or supplement concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature or required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Shareholders.

5.2.          Termination.

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 6
FURTHER ASSURANCES

6.1.          Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Schedule B

ARRANGEMENT RESOLUTION

B-1

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of [Bravo] (the “Company”), pursuant to the arrangement agreement (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”) among the Company, [the Purchaser] and [the Parent] dated [●], 2023, all as more particularly described and set forth in the management information circular of the Company dated [●], 2023 (the “Circular”) accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms), and all transactions contemplated thereby are hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”)), the full text of which is set out in Appendix [●] to the Circular, is hereby authorized, approved and adopted.

3.	The (i) Arrangement Agreement and related transactions contemplated therein, (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and causing the performance by the Company of its obligations thereunder, and (iv) the Company’s application for an interim order from the Québec Superior Court (the “Court”) are hereby confirmed, ratified, authorized and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company (the “Shareholders”) or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without notice to or approval of the Shareholders: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their respective terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

5.	The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make or cause to be made an application to the Court for an order approving the Arrangement and to execute and deliver, or cause to be executed and delivered, for filing with the Director under the CBCA, the articles of arrangement and such other documents and instruments as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents or instruments.

7.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-2

Schedule C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.            Due Organization; Subsidiaries.

(a)            The Company is a corporation duly incorporated, validly existing, and in good standing under the CBCA and has all necessary power and authority to (i) conduct its business in the manner in which its business is currently being conducted and (ii) own, lease and operate its assets and properties in the manner in which its assets and properties are currently owned and used. The Company is duly qualified, registered, licensed or otherwise authorized to do business and is in good standing, in each jurisdiction where the nature of its business requires such qualification, registration, licensing or other authorization, and has all the authorizations required to own, lease and operate its properties and assets, except where the failure to be so qualified, registered, licensed or otherwise authorized to do business, or be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)            The Company does not own any capital stock of, any equity interest of or any equity interest of any nature in, any other equity-linked or similar interest in, any equity interest of any nature or interest convertible into or exchangeable or exercisable for any equity-linked or similar interest in any other Entity other than the Company Subsidiaries. The Company has not agreed and is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c)            Section 1(c) of the Company Disclosure Schedule identifies each Subsidiary of the Company (each, a “Company Subsidiary,” and collectively, the “Company Subsidiaries”) and indicates its jurisdiction of organization. Each Company Subsidiary is a corporation or other business entity duly incorporated, formed, or organized (as applicable), validly existing, and in good standing (to the extent a concept of “good standing” is applicable) under the Laws of its jurisdiction of incorporation, formation, or organization and has full corporate or other organizational power and authority required to own, lease, or operate, as appropriate, the assets and properties that it purports to own, lease, and operate and to carry on its business as now conducted, and is qualified to do business in each jurisdiction where such qualification is necessary, except, in each case, where any failure thereof would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been duly authorized, validly issued, fully paid, nonassessable, as applicable, and are owned by the Company, by another Company Subsidiary, or by the Company and another Company Subsidiary, free and clear of all Encumbrances other than restrictions imposed by applicable Securities Laws or the organizational documents of any such Company Subsidiary or any Permitted Encumbrances.

2.            Constating Documents. The Company has made available to Parent or Parent’s Representatives accurate and complete copies of the Constating Documents of the Company and of each Company Subsidiary, including all amendments thereto, as in effect on the date of this Agreement. None of the Company or any Company Subsidiary is in violation of any provision of its Constating Documents, except for violations that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect or be expected to prevent or materially delay the ability of the Company to consummate the Arrangement by the End Date.

3.            Capitalization.

(a)            The authorized capital of the Company consists of (i) an unlimited number of Shares, of which 126,684,403 Shares have been issued or are outstanding as of the close of business on April 13, 2023 (the “Reference Date”), and (ii) an unlimited number of shares of preferred shares, none of which are issued or outstanding as of the close of business on the Reference Date. No Shares were held in treasury as of the close of business on the Reference Date. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable.

(b)            As of the date of this Agreement: (i) no outstanding Share is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance, or any similar right; (ii) no outstanding Share is subject to any right of first refusal in favor of the Company; (iii) no outstanding bond, debenture, note, or other Indebtedness of the Company has a right to vote on any matter on which the Company’s shareholders have a right to vote; and (iv) no Company Contract relates to the voting or registration of, or restricts any Person from purchasing, selling, pledging, or otherwise disposing of (or from granting any option or similar right with respect to), any Share. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem, or otherwise acquire any outstanding Share. The Shares constitute the only outstanding class of securities of the Company registered under the Securities Laws.

(c)            Section 3(c) of the Company Disclosure Schedule sets forth a correct and complete list of all Company Equity Awards outstanding as of the date of business on the Reference Date, including with respect to each Company Equity Award: (i) the name of the holder thereof; (ii) the number of Shares subject (or allocated) to such Company Equity Award; (iii) the grant or issuance date; (iv) any applicable vesting schedule and (v) with respect to each Company Option (A) the exercise price and (B) the expiration date. As of the close of business on the Reference Date, 12,132,072 Shares are subject to issuance upon exercise of Company Options granted and outstanding under the Company Equity Plans. The Company has provided to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Equity Awards outstanding and the forms of all award agreements evidencing such Company Equity Awards, in each case, as of the date of this Agreement. Each Company Equity Award was issued in compliance in all material respects with applicable Law. Other than as set forth in this Section 3(c) of this Schedule C or Section 3(c) of the Company Disclosure Schedule, there is no issued, reserved for issuance, outstanding, or authorized share options, restricted share unit award, restricted share award, share appreciation, deferred unit phantom share, profit participation, or similar right, or equity or equity-based award with respect to the Company to which the Company is a party or by which the Company is bound.

(d)            Except as set forth in this Section 3(d) of this Schedule C, as of the close of business on the Reference Date, there is no: (i) outstanding securities or other equity interest in the capital of the Company; (ii) outstanding subscription, option, call, warrant, right (whether or not currently exercisable), agreement or commitment of any character to acquire any share or other equity interest, restricted share unit, share-based performance unit, deferred unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any share or other security of the Company, in each case, issued by the Company or to which the Company is bound; (iii) outstanding security, instrument, bond, debenture, note, or obligation that is or may become convertible into or exchangeable for any share or other securities of the Company; or (iv) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any share or any other security.

4.            Authority; Execution and Binding Obligation. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the consummation of the Arrangement and the other transactions contemplated hereby, other than the Required Shareholder Approval, the Interim Order and the Final Order. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms, subject only to the Enforceability Exceptions.

5.            Non-Contravention; Consents.

(a)            The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) conflict with or violate the Company’s Constating Documents or any similar organizational document of any Company Subsidiary, (ii) assuming that all consents, approvals, and other authorizations described in Section 5(b) of this Schedule C have been obtained and that all filings and other actions described in Section 5(b) of this Schedule C have been made or taken and the Required Shareholder Approval has been obtained, conflict with or violate any Law applicable to the Company or by which any property or asset of the Company or Company Subsidiary is bound, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by the Company or any Company Subsidiary under, or give to others any right of termination, amendment, acceleration, or cancellation of, or result in the loss of any benefit under, or the creation of any Encumbrance on the properties or assets of the Company or Company Subsidiary pursuant to, any Material Contract, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflict, violation, breach, default, or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or reasonably be expected to prevent or materially delay the ability of the Company to consummate the Arrangement by the End Date.

(b)            The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company and the Company Subsidiaries of the Transactions will not, require any consent, approval, authorization, or permit of, filing or registration with, notification or report to, or expiration of waiting periods from, any Governmental Body except for (i) any filing required under the rules and regulations of Nasdaq, LSE, NYSE and TSX, (ii) filings with the SEC or the Securities Authorities, (iii) the filing of the Articles of Arrangement with the applicable Governmental Body, (iv) the Interim Order and the Final Order; (v) filings with the Director under the CBCA, (vi) the premerger notification and waiting period requirements of the HSR Act, and (vii) any consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration, or filing set forth in Section 5(b) of the Company Disclosure Schedule.

(c)            The Company represents and warrants that since January 1, 2021, it has not waived any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party.

6.            Vote Required. The Required Shareholder Approval is the only vote of the holders of any class or series of the Company’s capital stock, or any holder of any other security of the Company, necessary to adopt this Agreement and approve the Arrangement.

7.            Shareholders’ and Similar Agreements. None of the Company or any of the Company Subsidiaries is a party or subject to, or affected by, any shareholder agreement, pooling, voting, or other similar arrangement or understanding relating to the ownership or voting of any securities of the Company or any of the Company Subsidiaries. There are no irrevocable proxies or voting Contracts with respect to any securities issued by the Company or any of the Company Subsidiaries.

8.            Minute Books. The corporate minute books of the Company and the Company Subsidiaries have been maintained in accordance with applicable Laws, and are complete and accurate, in all material respects. True and correct copies of the minutes of meetings of the Board and its standing committees (and written resolutions in lieu thereof) since January 1, 2020 have been made available to the Parent and its Representatives, other than minutes of meetings relating to the evaluation of the transactions contemplated by this Agreement and the negotiation of this Agreement.

9.            Board and Transaction Committee Approval.

(a)	The Transaction Committee has unanimously recommended that the Company Board approve the Arrangement and that the Shareholders vote in favor of the Arrangement Resolution.

(b)	The Board, acting on the unanimous recommendation in favor of the Arrangement by the Transaction Committee, after receiving advice from its financial adviser and outside legal counsel in evaluating the Arrangement, has unanimously: (i) determined that the consideration to be received by the Shareholders pursuant to the Arrangement and this Agreement is fair to Shareholders and that the Arrangement is in the best interests of the Company, (ii) resolved to recommend that the Shareholders vote in favor of the Arrangement Resolution, and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend or supersede such determinations, resolutions, or authorizations.

10.            Auditors. KPMG LLP is and was, during the periods covered the Company Publicly Filed Documents, independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and the United States and in accordance with applicable Securities Laws; there has not been any reportable event (within the meaning of NI 51-102) with such auditors with respect to audits of the Company and the Company Subsidiaries.

11.            Transactions with Directors, Officers, Employees, etc. Neither the Company nor any of the Company Subsidiaries is indebted to any of its directors, officers or employees or any of their respective associates or Affiliates (except for amounts due in the ordinary course in respect of salaries, bonuses, Company Options, Company Deferred Share Units and director’s fees or the reimbursement of ordinary course expenses). Other than in the ordinary course or as set forth in Section 11 of the Company Disclosure Schedule, there are no Contracts with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, director, officer or employee of the Company or any of the Company Subsidiaries, or any of their respective Affiliates or associates.

12.            Securities Law Matters.

(a)            The Company is a “reporting issuer” (or the equivalent) under Securities Laws in all Canadian provinces. The Shares are listed and posted for trading on the TSX and Nasdaq. None of the Company or any of the Company Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction, except, in the case of the Company, for Securities Laws. The Company is not in default in any material respect of any requirements of any Securities Laws or the rules and regulations of the TSX or Nasdaq. The Shares are registered under Section 12 of the Exchange Act.

(b)            The Company has not taken any action to cease to be a “reporting issuer” (or the equivalent) in any of the provinces of Canada nor has the Company received notification from any Securities Authority seeking to revoke the “reporting issuer” (or the equivalent) status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the knowledge of the Company, has been threatened, and the Company is not currently subject to any formal review, inquiry, investigation or other proceeding relating to any such order or restriction.

(c)            The Company has timely filed or furnished all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws with the appropriate Securities Authority, the TSX or Nasdaq since January 1, 2020 (“Company Public Filing Documents”). The documents comprising the Company Public Filing Documents, as of their respective dates (or, if amended or superseded by a subsequent Company Public Filing Document prior to the date of this Agreement, on the date of such subsequent Company Public Filing Document) complied as filed in all material respects with applicable Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Company has not filed any confidential material change report or other confidential filing with any Securities Authority which at the date of this Agreement remains confidential. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Publicly Filed Documents. Neither the Company nor any of its Subsidiaries is subject to any ongoing proceeding by any Securities Authority or the TSX and no such proceeding is threatened.

(d)            The Company is and has been since its initial public offering, a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act and Rule 3b-4 under the Exchange Act. The Company has no reason to believe it will not qualify as a “foreign private issuer” at any time prior to the Effective Time.

(e)            The Company is not an investment company registered or required to be registered under the United States Investment Company Act of 1940.

(f)            To the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the Transactions contemplated by this Agreement.

13.            Financial Statements.

(a)            The consolidated financial statements (including related notes and schedules) contained or incorporated by reference in the Company Publicly Filed Documents: (i) complied as to form in all material respects with the published rules and regulations of the Securities Authorities, applicable thereto; (ii) were prepared in accordance with IFRS applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements) and applicable Law; and (iii) fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries and as of the respective dates thereof and for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). The Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph.

(b)            Neither the Company nor any Company Subsidiary is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership, or any similar Contract (including any Contract arising out of or relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose, or limited purpose Entity, on the other hand, or any “off-balance sheet arrangement” (within the meaning of Item 303(a) of Regulation S-K promulgated under the Exchange Act)) where the result, purpose, or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s published financial statements or other Company Publicly Filed Documents

14.            Disclosure Controls and Internal Controls over Financial Reporting.

(a)            The Company has established and maintains disclosure controls and procedures (as such term is defined in NI 52-109) designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods required by applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted under applicable Securities Laws is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)            The Company has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)            To the knowledge of the Company, there is no (i) material weakness (as such term is defined in NI 52-109) or significant deficiency relating to the design, implementation or maintenance of the Company’s internal control over financial reporting or (ii) fraud, whether or not material, that involves Representatives, consultants or independent contractors who have a significant role in the internal control over financial reporting of the Company. To the knowledge of the Company, neither of the Company, any of its Subsidiaries, nor any of its or their respective Representatives has received or otherwise obtained knowledge of any proceeding regarding accounting, internal accounting controls or auditing matters, including any proceeding alleging that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its Representatives regarding questionable accounting or auditing matters.

15.            Absence of Changes.

(a)            Since December 31, 2022 through the date of this Agreement, there has not occurred any Material Adverse Effect.

(b)            Except as contemplated by this Agreement, from December 31, 2022 through the date of this Agreement, (i) the Company and the Company Subsidiaries have operated their respective businesses in all material respects in the ordinary course of business (except for discussions, negotiations, and transactions related to this Agreement or other potential strategic transactions) and (ii) except as set forth in Section 15(b)(ii) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has taken any action that would have required the consent of Parent under Section 4.2(b) of this Agreement had such action occurred or been taken by the Company or any Company Subsidiary after the date of this Agreement.

16.            Title to Assets. The Company and each Company Subsidiary has good and valid title to all material assets owned by it as of the date of this Agreement, including all material assets reflected on the Company’s consolidated balance sheet as of December 31, 2022 in the audited consolidated financial statements of the Company for the year ended December 31, 2022 included in the Company Publicly Filed Documents (the “Balance Sheet”), except (a) for assets sold or otherwise disposed of in the ordinary course of business since December 31, 2022 and (b) where such failure would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

17.            Real Property.

(a)            Neither the Company nor any of its Subsidiaries own any real property.

(b)            Except as would not be material, the Company or one of the Company Subsidiaries holds a good, valid and existing leasehold interest in all the real property that is licensed, leased, subleased, used or otherwise occupied by the Company or such Company Subsidiary, as applicable, from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. The Company or one of the Company Subsidiaries are the sole holders of good and valid leaseholder interests in and to all of the Leased Real Property. Section 17(b) of the Company Disclosure Schedule sets forth each Company Lease (including all amendments, extensions, renewals guaranties and other agreements with respect thereto) that is material to the business of the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement and identifies the street address of the applicable Leased Real Property subject thereto. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, nor to the knowledge of the Company, has any other party to any Company Lease breached such Company Lease in any material respects. All material rents, additional rents and other amounts due to date pursuant to each Company Lease has been paid, except, in each case that would not individually or in the aggregate, have a Material Adverse Effect. The Company has made available to Parent accurate and complete copies of all Company Leases.

(c)            The Leased Real Property collectively constitutes all of the material real property necessary to operate the business of the Company as currently conducted in all respects material to the business of the Company and its Subsidiaries, taken as a whole. All buildings, structures, fixtures, material items of equipment or other material tangible assets owned or leased to the Company or any of its Subsidiaries (including the Leased Real Property) are adequate for the conduct of the business of the Company and its Subsidiaries in the manner in which such businesses are currently being operated and are in good operating condition and repair (other than ordinary wear and tear) and do not require any material renovations to continue to operate the businesses of the Company and its Subsidiaries in the ordinary course of business, in each case, except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole. No casualty event has occurred with respect to any Leased Real Property that has not been remedied in all material respects, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no rezoning, condemnation or eminent domain or similar event or proceeding is pending or threatened in writing, or to the knowledge of the Company, orally, with respect to any Leased Real Property.

18.            Intellectual Property.

(a)            Section 18(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Company Registered IP, and indicates whether each such item of Company Registered IP is (i) owned exclusively by the Company or any Company Subsidiary, (ii) owned jointly by the Company or any Company Subsidiary, on the one hand, and one (1) or more third parties, on the other hand, or (iii) exclusively or co-exclusively licensed to the Company or any Company Subsidiary by a third party. The Company and the Company Subsidiaries exclusively own all rights, title and interest in and to all Owned IP and are licensed or otherwise have, in each case, pursuant to a valid Contract, the right to use all other Intellectual Property Rights (the “Licensed Company IP”) as the same are used in or necessary for the conduct of the Company’s and the Company Subsidiaries’ businesses as currently conducted and as currently contemplated to be conducted, including with respect to any contemplated commercialization of any Company Product, in each case, without payments to third parties (other than payments for non-exclusive licenses for generally commercially available off-the-shelf software) and free and clear of any Encumbrances (other than Permitted Encumbrances); provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property Rights. All Company Registered IP is subsisting, valid and enforceable.

(b)            None of the Company or any Company Subsidiary, the operation of the business of the Company or any Company Subsidiary, or any Company Product (i) has infringed, misappropriated (or resulted from the misappropriation of) or otherwise violated, (ii) is infringing, misappropriating (or resulting from the misappropriation of) or otherwise violating, or (iii) will infringe, misappropriate (or result from the misappropriation of) or otherwise violate through the commercialization or use of any Company Products as such Company Products currently exist or are contemplated to exist, in each case (i), (ii) and (iii), any Intellectual Property Rights of any Person. To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Company IP. There is currently no, and there has not been during the three (3) years immediately prior to the date of this Agreement, any Legal Proceeding pending (or, to the knowledge of the Company, threatened) alleging that: (x) the Company or any Company Subsidiary or the operation of the businesses of the Company or any Company Subsidiary infringes, misappropriates or otherwise violates any Intellectual Property Right of another Person; or (y) any issued Patents or registered Trademarks (in each case, included in the Company IP) are invalid or unenforceable or that any Patent or Trademark applications (in each case, included in the Company IP) will, upon issuance, be invalid or unenforceable, including any opposition, cancellation, post-grant review, inter partes review or other similar proceeding.

(c)            The Company and the Company Subsidiaries have taken reasonable measures to protect and maintain the confidentiality of all Trade Secrets included in the Company IP or with respect to which the Company owes another Person a duty of confidentiality, and no such Trade Secrets have been disclosed by or on behalf of the Company or any Company Subsidiary to any person except pursuant to written non-disclosure agreements or other binding confidentiality obligations.

(d)            The Company and each Company Subsidiary has diligently prosecuted, and is diligently prosecuting, all Patent applications it has filed or of which it otherwise possesses the right to control prosecution, other than with respect to any Patent applications that do not relate to or cover any Company Product and that the Company, in the exercise of its commercially reasonable business judgment, decided not to continue prosecuting. The Company and each Company Subsidiary has diligently prepared, and is diligently preparing, to file Patent applications for all material inventions in a manner and within a sufficient time period to avoid statutory disqualifications of any Patent application. All issuance, renewal, maintenance and other payments and all documents or other materials required to be paid or filed with the applicable Intellectual Property Rights office or other Governmental Body with respect to any Patents or Patent applications included in the Company IP have been timely paid in full or filed in a timely manner, as applicable. The Company and each Company Subsidiary has complied with all applicable Laws, including any duties of candor to applicable patent offices, in connection with the filing, prosecution and maintenance of all Patents and, to the extent applicable, Patent applications included in the Company IP and all other material Company IP. Each Patent and Patent application included in the Company IP properly identifies each inventor of the claims thereof as determined in accordance with the applicable Law of the jurisdiction in which such Patent or Patent application is issued or is pending. The Company and each Company Subsidiary has made available to Parent, as of the date of this Agreement, copies of all technical reports and data (including comparative data) required for, or otherwise relevant to, the filing or prosecution of all Patents and Patent applications included in the Company Registered IP.

(e)            None of the Company IP is subject to any pending or outstanding injunction, directive, order, judgment, or other disposition of a dispute that adversely restricts the use of any such Company IP.

(f)            The Company and each Company Subsidiary has obtained from all parties (including current or former employees, officers, advisors, directors, consultants and contractors) who have created or developed (or are creating or developing) Intellectual Property Rights for or on behalf of the Company or any Company Subsidiary, written, valid and enforceable assignment-of-rights agreements for the benefit of the Company or the applicable Company Subsidiary pursuant to which each such party effectively assigns to the Company or the applicable Company Subsidiary all rights, in and to such Intellectual Property Rights created by such party in connection with such party’s employment with or engagement by the Company or any Company Subsidiary, and no such Person has any right to further remuneration or consideration with respect to any such Intellectual Property Rights.

(g)            Neither the Company nor any Company Subsidiary is a member or promoter of, or a contributor to, or has made any written or binding commitments to or agreements with or regarding, any patent pool, industry standards body, standard-setting organization or other similar organization, in each case that requires or obligates the Company or any of its Affiliates to grant or offer to any other person any license or other right to any Company IP. The Company and the Company Subsidiaries have complied with any and all obligations to the extent applicable pursuant to the Bayh-Dole Act, 35 U.S.C. §200-212, or other similar obligations under the Laws of any jurisdiction, including with respect to any Patents included in the Company IP.

(h)            No Company IP was developed with funding from, or using the facilities, personnel or other resources of, any university, college, other educational institution, research center or Governmental Body as a result of which (i) the applicable university, college, other educational institution, research center or Governmental Body (or any person working for or on behalf of any of the foregoing) has, or will be entitled to have, any right, title or interest (including any “march in” or co-ownership rights) in or to any Company IP or, to the knowledge of the Company, in or to any Licensed Company IP that is material to the Company or any Company Subsidiary (including any claim or option to any of the foregoing) or (ii) any repayment obligations are imposed that will be triggered as a result of the Transactions.

(i)            Neither this Agreement nor the Transactions will result (whether directly or indirectly) in, by virtue of any contract, agreement, order or judgment binding upon the Company or any Company Subsidiary: (i) Parent or its Subsidiaries granting to any third party any right to or with respect to any Intellectual Property Rights owned by or licensed to Parent or its Subsidiaries; or (ii) Parent or its Subsidiaries being bound by, or subject to, any non-compete or other restriction on the operation or scope of its businesses.

19.            IT Systems; Privacy; Data Protection and Data Security.

(a)            None of the Company or any Company Subsidiary processing data on behalf of the Company and the Company Subsidiaries has, since January 1, 2020, experienced any unauthorized access to or other breach of security with respect to the information technology systems owned, operated or controlled by the Company or any Company Subsidiary (the “IT Systems”). The IT Systems (i) are adequate and sufficient for the conduct of the businesses of the Company and each Company Subsidiary as currently conducted; (ii) since January 1, 2020, have not malfunctioned or failed (except for malfunctions or failures that have been fully remedied as of the date of this Agreement); and (iii) to the knowledge of the Company, are free from all bugs and other defects and do not contain any “virus”, “worm”, “spyware”, “ransomware” or other malicious software. The Company, and each Company Subsidiary processing data on behalf of the Company and the Company Subsidiaries has in place at least industry standard security controls, incident response plans and disaster recovery plans and procedures for the IT Systems. The Company, and each Company Subsidiary processing data on behalf of the Company and the Company Subsidiaries takes appropriate and at least industry standard actions to protect, maintain, audit, monitor and test the confidentiality, integrity, availability, redundancy, backup, continuous operation and security of the IT Systems, and to correct any problems that are identified.

(b)            Since January 1, 2020: (a) the Company, and the Company Subsidiaries processing data on behalf of the Company and the Company Subsidiaries have complied with (i) all Privacy Laws, (ii) all external and internal privacy and information security policies, and (iii) the requirements of any Contract concerning information security and data privacy to which the Company and the Company Subsidiaries are a party; (b) the Company, and the Company Subsidiaries processing data on behalf of the Company and the Company Subsidiaries have adopted and followed at least industry standard physical, technical, organizational, and administrative security measures and policies to protect all Personal Information in their custody or control; (c) the Company, and the Company Subsidiaries processing data on behalf of the Company and the Company Subsidiaries have not experienced a data breach or incident resulting in loss or unauthorized access to Personal Information; and (d) the Company, and the Company Subsidiaries processing data on behalf of the Company and the Company Subsidiaries have not been the subject of any complaint, claim, or investigation related to their collection, use, storage, or processing of Personal Information.

(c)            Immediately following the Closing of the Transactions, Parent and its Subsidiaries will have the same rights to use the Personal Information currently in the possession or control of the Company and its Subsidiaries that the Company and its Subsidiaries had prior to the Closing.

20.            Contracts.

(a)            Section 20 of the Company Disclosure Schedule identifies each of the following Company Contracts to which the Company is a party as of the date of this Agreement other than any Company Contract that is or constitutes (1) a nondisclosure agreement that does not incorporate any license grants under or to any Intellectual Property Rights entered into (x) in the ordinary course of business or (y) in connection with discussions, negotiations, and transactions related to this Agreement or other Acquisition Proposals (each of the following Company Contracts shall be deemed to constitute a “Material Contract”):

(i)            any Company Contract that limits the freedom or right of the Company or any Company Subsidiary (or that, following the Effective Time, would limit the right or the ability of Parent or its Affiliates) to sell, distribute, produce or manufacture any Company Product or any other product, project or service, acquire or obtain any material products or services from any other Person or to otherwise conduct it business, including by (A) materially limiting the freedom or right of the Company or a Company Subsidiary (or following the Effective Time, Parent or its Affiliates) to engage in any line of business or to compete with any other Person in any location or line of business or (B) containing any “most favored nation” terms and conditions (including with respect to pricing) or exclusivity obligations or restrictions, granted by the Company or any Company Subsidiary;

(ii)            any Company Contract (other than any Employee Plan) that, following the consummation of the Transactions would bind or purport to bind any Affiliate of the Company (other than the Company or any Company Subsidiary) or apply to the assets or business thereof;

(iii)            any Company Contract (other than any Employee Plan) that requires by its terms or is reasonably likely to require, during the remaining term of such Company Contract, the payment or delivery of cash or other consideration by or to the Company in an amount having an expected value in excess of [Redacted – commercially sensitive information] in the fiscal year ending December 31, 2023 or in any single fiscal year thereafter;

(iv)            any Company Contract pursuant to which the Company or any Company Subsidiary is granted any license, covenant-not-to-assert or other right (including any right to receive royalties or other payments) with respect to any Intellectual Property Rights, other than non-exclusive licenses entered into in the ordinary course of business (A) for non-customized, commercially available off-the-shelf software at a cost of no more than [Redacted – commercially sensitive information] in the aggregate or (B) granted pursuant to material transfer agreements, clinical trial agreements, non-disclosure agreements, services agreements or other agreements in which grants of rights to use Intellectual Property Rights are incidental to and not material to performance under such agreement;

(v)            any Company Contract: (A) granting any third party any license, covenant-not-to-assert or other right (including any right to receive royalties or other payments) with respect to any Company IP or any other Intellectual Property Rights that are material to the Company or any Company Subsidiary (excluding any non-exclusive licenses granted in the ordinary course of business pursuant to material transfer agreements, clinical trial agreements, non-disclosure agreements, services agreements or other agreements in which grants of rights to use Intellectual Property Rights are incidental to and not material to performance under such agreement); or (B) that would purport, after the Effective Time, to grant any third party any license, covenant-not-to-assert or other right (including any right to receive royalties or other payments) with respect to any Intellectual Property Rights owned by or licensed to Parent or its Subsidiaries;

(vi)            any Company Contract (A) that relates to any material Research Program (including the generation or collection of data from any material Research Program), or any research, development, distribution, sale, supply, license, importation, exportation, marketing, co-promotion or manufacturing activities that are material to the business of the Company or any Company Subsidiary as currently conducted or as contemplated to be conducted or (B) under which clinical, pre-clinical or non-clinical data is or may be generated, for use in connection with or relating to any Company Product or Research Program;

(vii)            any Company Contract (other than any Employee Plan) relating to Indebtedness in excess of $100,000 (whether incurred, assumed, guaranteed, or secured by any asset) of the Company or any Company Subsidiary;

(viii)            any Company Contract (A) constituting or providing for the formation, creation, operation, management or control of a joint venture, partnership, limited liability company, strategic alliance, or similar arrangement that includes the sharing of profits and losses with another Person or (B) pursuant to which the Company has made or is obligated to make a material investment in any Person or project;

(ix)            any Company Contract requiring the Company to perform or conduct research, clinical trials or development for the benefit of any Person other than the Company;

(x)            any material Company Contract that is a supply or manufacturing Contract;

(xi)            any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company, the pledging of the capital stock or other equity interests of the Company, or prohibits the issuance of any guaranty by the Company;

(xii)            any Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company pursuant to the Securities Laws;

(xiii)            any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of the Shares or, to the knowledge of the Company, any of their Affiliates (other than the Company) or immediate family members (other than (A) offer letters that do not contain contractual severance obligations and (B) Company Contracts pursuant to Company Equity Awards);

(xiv)            any Company Contract relating to a Company Related Party Transaction (other than (A) offer letters that do not contain contractual severance obligations and (B) Company Contracts pursuant to Company Equity Awards);

(xv)            any Company Contract for the license, lease, or sublease of any material real property;

(xvi)            any Company Contract that relates to the acquisition or disposition by the Company or any Company Subsidiary, involving consideration in excess of [Redacted – commercially sensitive information], of any Person or other business organization, division, or business of any Person (whether by merger or consolidation, by the purchase of a controlling equity interest in or substantially all of the assets of such Person, or by any other manner);

(xvii)            any Company Contract that relates to the acquisition or disposition of (a) Intellectual Property Rights relating to any Company Product or the research, development, distribution, sale, supply, license, importation, exportation, marketing, co-promotion or manufacturing thereof or (b) other Intellectual Property Rights material to the Company or any Company Subsidiary;

(xviii)            any Company Contract with an academic institution, research center or Governmental Body that (A) relates to (or is reasonably likely to involve) the development or creation of any Intellectual Property Rights or (B) grants any academic institution, research center or Governmental Body any right or option with respect to any Intellectual Property Rights;

(xix)            Any Company Contract that constitutes a Collective Bargaining Agreement;

(xx)            any Company Contract pursuant to which the Company or any Company Subsidiary (A) has continuing guarantee, “earn-out,” or similar contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business), including (x) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (y) payment of royalties or other amounts calculated based upon any revenue or income of the Company, or (B) grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to exclusively license, or any other similar rights with respect to any product or service of the Company or any Intellectual Property Rights;

(xxi)            any Company Contract since January 1, 2020, the primary purpose of which is to provide for indemnification or guarantee of the obligations of any other Person that would be material to the business of the Company and the Company Subsidiaries, taken as a whole, other than any such Company Contracts entered into in the ordinary course of business;

(xxii)            any settlement, conciliation or similar agreement (A) pursuant to which the Company or any Company Subsidiary is obligated after January 1, 2020 to pay consideration in excess of $100,000 or (B) that would otherwise materially limit the operation of the Company and the Company Subsidiaries, taken as a whole, as currently operated; and

(xxiii)            any hedging, swap, derivative, or similar Company Contract.

(c)            As of the date of this Agreement, the Company has made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract (except with such redactions as may be clearly marked on such copies). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) neither the Company nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Company, nor, to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time, or both would constitute a material breach of or material default under any Material Contract, (ii) each Material Contract is, with respect to the Company and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect, (iii) to the knowledge of the Company, each Material Contract is enforceable by the Company in accordance with its terms, subject to the Enforceability Exceptions, and (iv) since January 1, 2020, through the date of this Agreement, the Company has not received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured. To the Company’s knowledge, since January 1, 2020, no counterparty to any Material Contract has (a) canceled or otherwise terminated, or threatened in writing to cancel or otherwise terminate, its relationship with the Company or any Company Subsidiary or (b) decreased materially or threatened to decrease materially or limit materially, the amount of business that any such counterparty presently engages in or presently conducts with the Company and its Subsidiaries. As of the date of this Agreement, the Company has not waived in writing any rights under any Material Contract, the waiver of which would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2020, through the date of this Agreement, the Company has not received any written notice alleging any material violation or breach or default under any Material Contract that has not since been cured.

21.            Liabilities. As of the date of this Agreement, neither the Company nor any Company Subsidiary has any liability of the type required to be disclosed as a liability on a consolidated balance sheet prepared in accordance with IFRS, except for: (i) liabilities disclosed on the Balance Sheet; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations of the Company or any Company Subsidiary under Contracts binding thereon (other than resulting from any breach or acceleration thereof) made available to Parent or Parent’s Representatives or entered into in the ordinary course of business; (iv) liabilities incurred in the ordinary course of business since December 31, 2022; and (v) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

22.            Compliance with Laws. The Company, the Company Subsidiaries, each Entity under their control and their respective officers, directors, employees, agents and third parties acting on their behalf have each been, since January 1, 2018, in compliance with all applicable Laws, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, since January 1, 2018, neither the Company nor any Company Subsidiary has been given written notice of, or been charged with, any unresolved violation of any Law, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, no investigation or review by any Governmental Body with respect to the Company, any Company Subsidiary, any Entity under their control or any of their respective officers, directors, employees, agents and third parties acting on their behalf is pending or, as of the date of this Agreement, threatened, nor has any Governmental Body indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries are, and have been since January 1, 2018, in material compliance with applicable Sanctions or applicable export control Laws or U.S., European Union or United Kingdom anti-boycott requirements (the “Trade Control Laws”). Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, managers, employees, nor, to the knowledge of the Company, agents or third party representatives, is or has been: (i) a Sanctioned Person; (ii) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country in connection with the business of the Company or any of its Subsidiaries.

23.            Regulatory Matters.

(a)            The Company and each Company Subsidiary possesses all material approvals, authorizations, certificates, registrations, licenses, exemptions, permits, clearances, and consents (including all investigational new drug applications (as defined in 21 C.F.R. § 312.20 et seq., establishment registrations (as defined in 21 C.F.R. § 207), and product listings (as defined in 21 C.F.R. § 207), all supplements or amendments thereto, and all comparable approvals, authorizations, certificates, registrations, licenses, exemptions, permits, clearances, and consents provided for in other applicable Laws) (“Regulatory Authorizations”) from the U.S. Food and Drug Administration (the “FDA”) and all other applicable Regulatory Authorities relating to the Company’s and each Company Product or that are necessary for the Company or any Company Subsidiary to conduct its business in all material respects as presently conducted. Except as would not reasonably be expected to have a Material Adverse Effect, (i) all such Regulatory Authorizations are (A) in full force and effect, (B) validly registered and on file with applicable Regulatory Authorities and (C) in compliance with all formal filing and maintenance requirements and (ii) the Company and each Company Subsidiary has fulfilled and performed all of its material obligations with respect to such Regulatory Authorizations, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof. Except as would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, (1) the Company and each Company Subsidiary has filed, maintained or furnished to the FDA, Health Canada, or other applicable Governmental Bodies or other applicable Regulatory Authorities all required filings, declarations, listings, registrations, submissions, amendments, modifications, notices and responses to notices, applications and supplemental applications, reports (including all adverse event/experience reports) and (2) all such submissions were complete and accurate and in compliance in all material respects with applicable Laws when filed (or were corrected or completed in a subsequent filing).

(b)            (i) The Company and each Company Subsidiary has never marketed, sold, distributed, promoted or advertised any pharmaceutical products (including the Company Products) and (ii) the Company and each Company Subsidiary is, and since January 1, 2018 has been, in material compliance with applicable Laws, including the FDCA and its implementing regulations, relating to the development, testing, manufacturing, holding, marketing, selling, distributing, labeling, promoting, advertising, importing or exporting of pharmaceutical products, including without limitation, (i) requirements for obtaining Regulatory Authorizations, (ii) requirements for establishment registration and product listing; (iii) payment of all application and program fees invoiced for the Company Products, (iv) label and labeling requirements and (vi) applicable promotion and advertising requirements.

(c)            All non-clinical studies and clinical investigations, preclinical studies or tests sponsored or conducted by or on behalf of the Company or any Company Subsidiary are being conducted in material compliance with applicable Laws, including Good Laboratory Practices, Good Clinical Practices, the FDCA, and all other Laws regarding developing, testing, labeling, manufacturing, storage, marketing, promotion, sale, commercialization, safety, quality, shipment, import, export, or distribution the products of the Company. None of the FDA, Health Canada, any other Regulatory Authority, or any institutional review board has sent any written notices or other correspondence with respect to any proposed, ongoing or completed clinical, preclinical or non-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests. With respect to each Company Product, the Company has made available to Parent complete and accurate copies of all material clinical, preclinical and nonclinical data in the possession of and reasonably available to the Company or any Company Subsidiary and all material written correspondence that exists as of the date of this Agreement between the Company and any of its subsidiaries and the FDA, Health Canada, or any other Regulatory Authority performing functions similar to those performed by the FDA.

(d)            Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any officers, employees or agents of the Company or any Company Subsidiary, has (i) made an untrue statement of a material fact or fraudulent statement to the FDA, Health Canada, or any other Regulatory Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or Health Canada or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. As of the date of this Agreement, neither the Company nor any Company Subsidiary is the subject of any pending or, to the Company’s knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any officers, employees, agents or clinical investigators of the Company or any Company Subsidiary has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. Section 335a or any similar Law or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law.

(e)            Except as would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, (i) the Company, each Company Subsidiary and any contractor or other Person acting on their behalf is obtaining and since January 1, 2018, has obtained (or caused to be obtained) informed consent by or on behalf of each human subject who participated in the Company’s ongoing clinical studies; (ii) in using or disclosing patient information received by the Company in connection with the Company’s ongoing clinical studies, the Company, each Company Subsidiary and any contractor or other Person acting on their behalf have complied with all Laws and regulatory rules or requirements, in each case to the extent applicable, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, the FDCA and the rules and regulations thereunder.

(f)            To the extent required by applicable Laws, all manufacturing operations conducted with respect to any Company Product used in human clinical trials have been conducted in accordance with the FDCA, Laws, and Good Manufacturing Practices, except where the failure to comply would not reasonably be expected to have a Material Adverse Effect.

(g)            Since January 1, 2018, no Company Product has been recalled, withdrawn, suspended or discontinued.

(h)            Since January 1, 2018, no preclinical studies sponsored or conducted by or on behalf of the Company for the purpose of supporting a regulatory filing have had any material adverse safety findings that the Company would reasonably expect to have a material adverse impact on clinical studies, and all material preclinical toxicology reports or preclinical toxicology studies conducted by or on behalf of the Company for the purpose of supporting a regulatory filing have been disclosed to the FDA, Health Canada, and all other applicable Regulatory Authorities to the extent required by applicable Laws.

(i)            The Company and each Company Subsidiary is, and since January 1, 2018 has been, in material compliance with all applicable Healthcare Laws. Neither the Company nor any Company Subsidiary is subject to any enforcement, regulatory or administrative proceedings regarding alleged non-compliance with any Healthcare Laws and, to the knowledge of the Company, no such enforcement, regulatory or administrative proceeding has been threatened.

(j)            The Company and the Company Subsidiaries have adopted and maintain a compliance program that is intended to assist the Company and the Company Subsidiaries to be in material compliance with all Law, standards and guidelines relevant to its business, including all Healthcare Laws, and includes each of the following elements: (i) a code of conduct and other applicable policies and procedures; (ii) training on the code of conduct, policies and procedures for all employees; (iii) an auditing and monitoring function; (iv) an anonymous reporting process for potential violations of Law or the compliance program; (v) designation of a compliance officer; and (vi) a mechanism for ensuring the effectiveness of the compliance program. None of the Company and its Subsidiaries or, to the Knowledge of the Company, any of its officers, directors, employees, contractors or agents has materially violated any such compliance program.

24.            Certain Business Practices. Within the previous five (5) years, none of the Company, any Company Subsidiary, or, to the knowledge of the Company, any Representative of the Company (each, a “Company Representative”), or any other Person (in each case, acting for or on behalf of the Company or any Company Subsidiary) has violated any provision of any Anti-Corruption Law or any rule or regulation promulgated thereunder, applicable anti-money laundering Law and any rule or regulation promulgated thereunder, or any applicable Law of similar effect, or has, in violation of Anti-Corruption Laws: (a) directly or indirectly paid, offered, or promised to make or offer any contribution, gift, entertainment, or other expense, (b) made, offered, or promised to make or offer any payment, loan, or transfer of anything of value, including any reward, advantage, or benefit of any kind to or for the benefit of foreign or domestic governmental officials or employees, or to foreign or domestic political parties, candidates thereof, or campaigns, (c) paid, offered, or promised to make or offer any bribe, payoff, influence payment, kickback, rebate, or other similar payment of any nature, (d) established or maintained any fund of corporate monies or other properties, (e) created or caused the creation of any false or inaccurate books and records of the Company or any Company Subsidiary related to any of the foregoing, or (f) taken or caused to be taken any other action in connection with the business of the Company or any Company Subsidiary, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has established and maintains policies and procedures reasonably designed to comply with Anti-Corruption Laws.

25.            Governmental Authorizations. The Company and each of the Company Subsidiaries hold all Governmental Authorizations necessary to enable the Company and each such Company Subsidiary to conduct its respective business in the manner in which its business is currently being conducted, except where the failure to hold such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The material Governmental Authorizations held by the Company and the Company Subsidiaries are, in all material respects, valid and in full force and effect. The Company and the Company Subsidiaries are each in compliance with the terms and requirements of such Governmental Authorizations, to the extent applicable to them, except where failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no Legal Proceedings pending or threatened in writing, or to the knowledge of the Company, orally, that seek the revocation, cancellation or adverse modification of any Governmental Authorization, except where such revocation, cancellation or adverse modification would not have a Material Adverse Effect. Since January 1, 2018, neither the Company nor any Company Subsidiary has received any written notice of any material noncompliance or alleged material noncompliance with any material Governmental Authorization. The Company does not engage in (a) the design, fabrication, development, testing, production or manufacture of “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacturing or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) to the Company’s knowledge, the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

26.      Tax Matters.     Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each of the income and other Tax Returns required to be filed by the Company or any Company Subsidiary with any Governmental Body have been filed on or before the applicable due date (taking into account any extension of such due date), and all such Tax Returns are true, accurate, and complete in all respects, (ii) all Taxes due and payable by or required to have been paid by the Company or any Company Subsidiary (whether or not shown as due and owing on such Tax Returns), including instalments on account of Taxes for the current year, have been timely paid by the Company or the Company Subsidiary, as applicable, (iii) the Company and each Company Subsidiary have not received, or been credited with, a refund of Taxes or a deemed overpayment of Taxes under Section 125.7 of the Tax Act (or other amount in respect of any COVID-19 measure) to which they were not entitled, (iv) the Company and each Company Subsidiary have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each Company Subsidiary for the period covered by such financial statements that have not been paid, whether or not shown as being due on any Tax Returns, (v) since December 31, 2020 the Company and each Company Subsidiary have only incurred liabilities for Taxes in the ordinary course of business, and (vi) the Company and each Company Subsidiary have withheld and collected and paid over to the appropriate Governmental Body all Taxes required to have been withheld or collected and paid over by them.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) no deficiency or proposed adjustment (other than a deficiency or proposed adjustment that is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the consolidated financial statements of the Company to the extent required by IFRS) for any Tax has been asserted or assessed by any Taxing Authority in writing against the Company or any Company Subsidiary, which deficiency has not been paid, settled, or withdrawn, (ii) no examination or audit of, or other Legal Proceeding with respect to, any Tax Return of the Company or any Company Subsidiary is currently in progress or pending, or, to Company’s or any Company Subsidiary’s knowledge, threatened, (iii) there is no Encumbrance for Taxes (other than Permitted Encumbrances) upon any asset of the Company or any Company Subsidiary, (iv) no written claim has been made since January 1, 2020 by any Governmental Body in a jurisdiction in which the Company or any Company Subsidiary, as applicable, does not file Tax Returns (or pay a specified type of Tax) that it is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction, and (v) except in connection with extensions of time to file Tax Returns obtained in the ordinary course of business, there are no outstanding waivers of (A) any limitation periods or agreements providing for an extension of time for the filing of any Tax Return by the Company or a Company Subsidiary, (B) the payment of any Tax by the Company or a Company Subsidiary, or (C) any reassessment or assessment period of the Company or a Company Subsidiary.

(c)            Neither the Company nor any Company Subsidiary is a party to any Tax sharing, allocation, or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than such agreements or arrangements that form part of a commercial agreement or arrangement entered into in the ordinary course of business, the primary subject matter of which is not Tax). Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or any Company Subsidiary) or (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, has any liability for the Taxes of another Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign Law, including Section 160 of the Tax Act), as a transferee or successor or otherwise, by operation of Laws.

(d)            Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period beginning after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date made prior to the Closing, (ii) any “closing agreement” executed prior to the Closing or any agreement with any Taxing Authority entered into or any ruling received or requested from any Taxing Authority on or prior to the Closing Date, (iii) solely with respect to the Company U.S. Subsidiary, any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code entered into or existing prior to the Closing, (iv) any prepaid amount received on or prior to the Closing or any deferred revenue accrued or existing on or before the Closing Date, or (v) any instalment sale or open transaction disposition occurring on or before the Closing Date.

(e)            Neither the Company nor any Company Subsidiary is the beneficiary of any material Tax exemption, Tax holiday or other similar Tax reduction agreement or order of a territorial or non-U.S. Governmental Body.

(f)            Since January 1, 2021, the Company U.S. Subsidiary has not been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify to be governed in whole or in part under Section 355 of the Code.

(g)            The Company U.S. Subsidiary has not entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(h)            Neither the Company nor any Company Subsidiary has deferred the payment of any material Taxes under any COVID-19 measures which Taxes have not been paid as of the date of this Agreement.

(i)            The Company and each Company Subsidiary have complied in all material respects with the transfer pricing provisions of all applicable Laws, including the contemporaneous documentation, retention, and filing requirements thereof. The Company U.S. Subsidiary has complied in all material respects with the provisions of Section 482 of the Code and the Treasury Regulations promulgated thereunder (and any corresponding provision of state or local Laws). The Company and each Company Subsidiary have made or obtained records or documents that satisfy in all material respects the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(j)            Section 26(j) of the Company Disclosure Schedule sets forth the entity classification of the Company and each Company Subsidiary for U.S. federal income tax purposes.

(k)            There are no circumstances existing which could result in the application of Section 17, Section 78, Sections 80 to 80.04 or Subsection 90(6) of the Tax Act, or any equivalent provision under provincial Law, to the Company or any Company Subsidiary. Except as in accordance with past practices, the Company and each Company Subsidiary have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or any Company Subsidiary for any period ending after the Effective Time.

(l)            For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (i) the Company is resident in, and is not a non-resident of, Canada, and is a “taxable Canadian corporation”; and (ii) each Company Subsidiary is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(m)            All research and development investment tax credits and other tax credits (“ITCs”) claimed by the Company and each Company Subsidiary were claimed in material accordance with the Tax Act (any corresponding provisions of any other applicable Tax Laws) and the Company and each Company Subsidiary have materially satisfied at all times the relevant criteria and conditions entitling them to such ITCs. All refunds of ITCs received or receivable by the Company and each Company Subsidiary in any taxation year were claimed in material accordance with the Tax Act (any corresponding provisions of any other applicable Tax Laws) and the Company and each Company Subsidiary materially satisfied at all times the relevant criteria and conditions entitling them to claim a refund of such ITCs.

27.            Employee Matters; Employee Plans.

(a)            The Company has provided, as of the date hereof, a complete and correct list of (i) all current employees of the Company and its Subsidiaries, indicating each individual’s (A) identification number, (B) title or position, (C) full time, part time or temporary status, (D) hire date, (E) work location, (F) employing entity, (G) classification as exempt or non-exempt (eligible for overtime or not), (H) hourly rate of pay or base annual salary, (I) whether the employee is on leave, the expected return to work date and whether the employee is receiving any benefits and (ii) all current individual consultants and independent contractors who provide services to the Company or any of its Subsidiaries, including each individual’s (A) job title, (B) start date, (C) work location, (D) nature of services and (E) current compensation.

(b)            Neither the Company nor any Company Subsidiary is a party to any Collective Bargaining Agreement, is currently negotiating a Collective Bargaining Agreement or has an obligation to bargain with any union, labor organization or employee association. Since January 1, 2020, except as would not be reasonably expected to result in a material liability for the Company, (i) there has not been any unfair labor practice charge, labor arbitration, grievance, strike, slowdown, work stoppage, lockout, picketing, question concerning labor representation or union organizing activity, or any threat thereof, or any similar activity or dispute, affecting the Company, any Company Subsidiary or any of their respective employees; and (ii) there is not now pending, and no Person has threatened to commence, any such unfair labor practice charge, labor arbitration, grievance, strike, slowdown, work stoppage, lockout, picketing, question concerning labor representation or union organizing activity, or any similar activity or dispute.

(c)            There is no, and since January 1, 2020, has been no, Legal Proceeding pending or threatened arising out of or relating to the employment or engagement of any Company Associate, including arising out of or relating to any Employee Plan, except as would not be reasonably expected to result in a material liability for the Company. Each of the Company and its Subsidiaries is, and since January 1, 2020 has been, in compliance in all respects with all Laws related to labor and employment, including, without limitation, employment practices, employment standards, classification (including classification of employees vs. independent contractors and classification of employees as “exempt” vs. “non-exempt”), payment of wages and hours of work, collective bargaining, background checks, leaves of absence, plant closing notification, pay equity, French language, privacy rights, labor disputes, termination of employment, workers’ compensation, workplace health and safety, retaliation, immigration, harassment and discrimination matters, in each case except as would not be reasonably expected to result in a material liability for the Company. Each current Company Associate has all work permits, immigration permits, visas or other authorizations required by applicable Law for such Company Associate given the duties and nature of such Company Associate’s services, except as would not be reasonably expected to result in material liability for the Company. Each of the Company and its Subsidiaries has met all requirements under Laws relating to employment and termination of employment, and neither the Company nor any of its Subsidiaries currently employs any person who is not permitted to work in the jurisdiction in which such person is employed, in each case except as would not be reasonably expected to result in a material liability for the Company.

(d)            Since January 1, 2020, no Company Associate has been improperly included or excluded from any Employee Plan.

(e)            In the last five (5) years, no allegations of sexual, psychological or other unlawful harassment or discrimination have been made against any Company Associate at the level of Vice President or above, except as would not be reasonably expected to result in a material liability for the Company. During such period, neither the Company nor any Company Subsidiary has been involved in any Legal Proceedings or settlements involving such matters or persons.

(f)            There are no charges or orders pending under occupational health and safety Laws (“OHSA”) in respect of the Company or any Company Subsidiary, and there are no appeals of any orders under OHSA applicable to the Company or any Company Subsidiary currently outstanding, in each case, except as would not be reasonably expected to result in a material liability for the Company.

(g)            Section 27(g) of the Company Disclosure Schedule contains a complete, correct and current list of each Employee Plan and separately identifies each Employee Plan by jurisdiction (with any such Employee Plan that is subject to the Laws of Canada, a “Canadian Plan”).

(h)            With respect to each material Employee Plan, the Company has provided to Parent complete, correct and current copies of the following (or, to the extent no such copy exists, an accurate description thereof), to the extent applicable: (i) all plan documents and all material amendments thereto, and all related trust or other funding documents; (ii) any currently effective determination letter or opinion letter received from the IRS or the Taxing Authority; (iii) the most recent annual actuarial valuation and the most recent Form 5500 or any other applicable form and all schedules thereto; (iv) the most recent summary plan description or member booklet (in English and French where prepared in both languages) and any material modifications thereto; and (v) since January 1, 2020, for the most recent year, all material, non-routine correspondence from any Governmental Body regarding the operation or the administration of the Employee Plan.

(i)            Neither the Company nor any ERISA Affiliate has during the past six years maintained, sponsored, contributed to or been required to maintain, sponsor or contribute to or otherwise had any liability, whether absolute or contingent, with respect to (i) a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA, (ii) a “multiple employer plan” as defined in Section 413(c) of the Code or Section 210 of ERISA, or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(j)            Except as set forth in Section 27(j) of the Company Disclosure Schedule, no Employee Plan is a “retirement compensation plan,” a “registered pension plan,” a “multi-employer plan,” a “deferred profit sharing plan,” an “employee life and health trust”, an “employee trust” or an “employees profit sharing plan,” in each case within the meaning of the Tax Act. No Employee Plan is (i) intended or characterized by the Company or any Company Subsidiary to be, or (ii) has ever been found or alleged by a Governmental Body to be a “salary deferral arrangement” within the meaning of the Tax Act.

(k)            Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code is so qualified and has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification. Each of the Employee Plans is now, and has since January 1, 2020, been operated in compliance with its terms and all applicable Laws, including but not limited to ERISA and the Code, except as would not be reasonably expected to result in a material liability for the Company.

(l)            Except as would not be reasonably expected to result in a material liability for the Company (i) each Canadian Plan has been administered and operated in compliance with its terms and applicable Law, (ii) each Canadian Plan required to be filed, registered or approved by a non-U.S. Governmental Body has been so filed, registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Canadian Plan that could reasonably be expected to affect any such approval relating thereto or increase the costs relating thereto, (iii) each Canadian Plan that is required to be funded under applicable Law is fully funded or fully insured on a termination basis (determined using reasonable actuarial assumptions) and (iv) if a Canadian Plan is intended to qualify for special Tax treatment (or permitted to have been approved to obtain any beneficial Tax or other status), such Canadian Plan meets all requirements for such treatment.

(m)            Except to the extent required under Section 601 et seq. of ERISA or Section 4980B of the Code (or any other similar state or local Law), neither the Company nor any Employee Plan, or other Canadian Plans has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any Company Associate pursuant to any retiree medical benefit plan or other retiree welfare plan or Employee Plan, except to the extent required by applicable employment standards legislation. No Canadian Plan provides or promises Company Associates health and welfare benefit beyond their retirement or other termination of service (including pursuant to individual contracts of employment or severance), except to the extent required by applicable employment standards legislation.

(n)            Neither the Company nor any Company Subsidiary maintains any obligations (whether pursuant to an Employee Plan or otherwise) to gross-up or reimburse any individual for any Taxes incurred by such individual, including those payable under Sections 409A or 4999 of the Code, except as would not be reasonably expected to result in a material liability for the Company.

(o)            Except as set forth in the Plan of Arrangement with respect to the treatment of Company Equity Awards, none of the execution and delivery of this Agreement, the performance of this Agreement or the consummation of the Transactions could (either alone or in combination with another event) result in (i) the Company or any Company Subsidiary becoming liable for any of the following: (A) severance or termination pay owed to a Company Associate upon any termination of employment or service after the date of this Agreement, or any increase thereof, (B) any payment, compensation or benefit becoming due, or any increase thereof, (C) the acceleration of the time of payment or vesting of any payment, compensation or benefit and (D) any funding (through a grantor trust or otherwise) of any compensation or benefit, (ii) any other liability or obligation pursuant to any of the Employee Plans or (iii) the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code or result in the payment of an excise tax by any Person under Section 4999 of the Code.

(p)            Neither the Company nor any Company Subsidiary has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state, provincial, local, or foreign Law (the “WARN Act”) that remains unsatisfied except as would not be reasonably expected to result in a material liability for the Company. Within the last three (3) months, there has not been any plant closing or mass layoff, or term of similar import under any applicable similar Law.

(q)            No Legal Proceedings (other than routine claims for benefits in the ordinary course) are pending or threatened against any Employee Plan, the assets of any of the trusts under any such plan or the plan sponsor or administrator, or against any fiduciary of any Employee Plan with respect to the operation thereof, and no fact or circumstance exists that would reasonably be expected to give rise to any such Legal Proceeding except as would not be reasonably expected to result in a material liability for the Company.

(r)            Where applicable, each of the Company and the Company Subsidiaries are and have been in compliance with the Voluntary Retirement Savings Plans Act (Québec).

(s)            Except as would not be reasonably expected to result in a material liability for the Company, all data necessary to administer each Employee Plan in accordance with its terms and conditions and all Laws is in possession of the of the Company or the Company Subsidiaries and such data are materially complete, correct, and in a form which is sufficient for the proper administration of each Employee Plan.

(t)            Except as would not be reasonably expected to result in a material liability for the Company, no insurance policy or any other agreement affecting any Employee Plan requires or permits a retroactive increase in contributions, premiums or other payments due under such insurance policy or agreement.

28.            Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) the Company and each Company Subsidiary is, and has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of its business; (b) as of the date of this Agreement, there is no investigation, suit, claim, action or Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or, to the knowledge of the Company, the Leased Real Property; (c) as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice, report, or other information of or entered into any legally binding agreement, order, settlement, judgment, injunction, or decree involving uncompleted, outstanding, or unresolved violations, liabilities, or requirements on the part of the Company or any Company Subsidiary relating to or arising under Environmental Laws; (d) to the knowledge of the Company: (i) no Person has been exposed to any Hazardous Material at a property or facility of the Company or any Company Subsidiary at levels in excess of applicable permissible exposure levels; and (ii) there is and has been no Hazardous Material present or Released on, at, under, or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any claim against or liability of the Company or any Company Subsidiary under any Environmental Law; and (e) neither the Company nor any Company Subsidiary has assumed, undertaken, or otherwise become subject to any known liability of another Person arising under Environmental Laws other than any indemnity in Material Contracts or other licenses, leases, or sub-leases for real property.

29.            Insurance. All material insurance policies with respect to the business and assets of the Company and the Company Subsidiaries (a) are set forth in Section 29(a) of the Company Disclosure Schedule and (b) the Company has delivered or made available to Parent accurate and complete copies of all such insurance policies and a description of all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and the Company Subsidiaries existing as of the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries maintain or are otherwise covered by insurance in such amounts and against such risks as is sufficient to comply with applicable Law and Contracts to which the Company or any Company Subsidiary is bound; and (b) as of the date of this Agreement, all insurance policies with respect to the business and assets of the Company and the Company Subsidiaries are in full force and effect (except for any expiration thereof in accordance with its terms), all premiums due thereon have been paid in full, no written notice of cancellation or modification has been received, and there is no existing default or event that, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

30.            Legal Proceedings; Orders.

(a)            As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of the Company, threatened in writing, against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, or to the knowledge of the Company, against any present or former officer, director or employee of the Company or any Company Subsidiary in such individual’s capacity as such, other than any Legal Proceeding that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or to prevent or materially delay the ability of the Company to consummate the Arrangement by the End Date.

(b)            Since January 1, 2018, neither the Company nor, to the knowledge of the Company, any of its contract manufacturers for any Company Products, have received any FDA Form 483 or other notices of violations, inspectional observations, warning letters, untitled letters or other written administrative, regulatory or enforcement notice from any Regulatory Authority.

(c)            As of the date of this Agreement, there is no order, writ, injunction, or judgment to which the Company or any Company Subsidiary is subject that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect

(d)            To the knowledge of the Company, as of the date of this Agreement, no investigation or review by any Governmental Body with respect to the Company is pending or is being threatened, other than any investigations or reviews that would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.

31.            Opinions of Financial Advisors. The Company Board (in such capacity) has received the opinions of each of Centerview Partners LLC (the “Company Financial Advisor”), and Bloom Burton Securities Inc. (“Bloom Burton”), on or prior to the date of this Agreement, that, as of the date of each such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Arrangement Consideration to be paid to the Shareholders (other than any Shares (i) held by the Company, (ii) owned by Parent or any of its Subsidiaries (including Purchaser) in each case as of immediately prior to the Effective Time of the Arrangement, or (iii) held by Dissenting Holders) pursuant to this Agreement is fair from a financial point of view to such holders. The Company shall provide a copy of such written opinions to Parent solely for informational purposes promptly after receipt thereof by the Company Board.

32.            Financial Advisors. Except for the Company Financial Advisor pursuant to the Company Financial Advisor Engagement Letter and Bloom Burton pursuant to Bloom Burton Engagement Letter, no broker, finder, investment banker, financial advisor, or other Person is entitled to any brokerage, finder’s, or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has, prior to the execution and delivery of this Agreement, made available to Parent true, correct, and complete copies of the Company’s engagement letters with each of the Company Financial Advisor (the “Company Advisor Engagement Letter”) and Bloom Burton (the “Bloom Burton Engagement Letter”) relating to the Transactions as in effect on the date of this Agreement and shall not have been amended as of the Effective Time.

33.            Related Party Transactions. Except as disclosed in Section 33 of the Company Disclosure Schedule, for Contracts made solely among the Company and its Subsidiaries or for Contracts entered into in the ordinary course of business on terms not materially less favorable to Company or its Subsidiaries than are available from an arm’s length party, there are no Contracts between the Company or any of its Subsidiaries and any Person with whom Company or its Subsidiaries is not dealing, as of the date of this Agreement, at arm’s length (within the meaning of the Tax Act) (each of the foregoing, a “Company Related Party Transaction”). To the knowledge of the Company, except as disclosed in Section 33 of the Company Disclosure Schedule, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

34.            Major Suppliers. Section 34 of the Company Disclosure Schedule sets forth an accurate and complete list of (i) each supplier who was one (1) of the ten (10) largest suppliers of the Company and its Subsidiaries (taken as a whole) for each of 2021 and 2022, based on amounts paid or payable to such suppliers as of the date of this Agreement and (ii) each supplier involved in the conduct of any clinical trials operated by the Company or any of its Subsidiaries ((i) and (ii) each, a “Major Supplier”). Neither the Company nor any Company Subsidiary has any pending material dispute with any Major Supplier. Since January 1, 2020, neither the Company now any Company Subsidiary has received any written notice or, to the knowledge of the Company, other communication from any Major Supplier to the effect that such Major Supplier will likely not continue as a supplier of any of the Company or any Company Subsidiary or to the effect that such Major Supplier intends to terminate or materially modify any existing Contract with the Company or any of its Subsidiaries in any manner materially adverse to the Company and its Subsidiaries, including by materially reducing the scale of the business conducted with, the Company or any of its Subsidiaries. To the Company’s knowledge, each Major Supplier conducts its business in respect of the Company in material compliance with all applicable Laws (including Healthcare Laws) and the Company exercises appropriate oversight of all Major Suppliers compliance with such Laws. The Company has not subjected any Major Suppliers to, and to the Company’s knowledge no Major Supplier has been subjected by any Regulatory Authority to, any corrective or preventative actions.

Schedule D

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

1.            Due Organization. Parent is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization and has the requisite power and authority to (a) conduct its business in the manner in which its business is currently being conducted, (b) own and use its assets in the manner in which its assets are currently owned and used, and (c) perform its obligations under all Contracts by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company accurate and complete copies of the certificate of the Constating Documents of Parent and Purchaser, including all amendments thereto. None of Parent or Purchaser is in violation of any provision of its Constating Documents, except for violations that would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

2.            Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization and has the requisite power and authority to (a) conduct its business in the manner in which its business is currently being conducted, (b) own and use its assets in the manner in which its assets are currently owned and used, and (c) perform its obligations under all Contracts by which it is bound, except as has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and prior to the Effective Time, Purchaser will not have engaged in any business activity or conducted any operation other than in connection with the Transactions or as contemplated by this Agreement and those incident to its formation. Parent, as of the date of this Agreement and as of the Effective Time will directly or indirectly be, the sole beneficial stockholder of Purchaser.

3.            Authority; Execution and Binding Obligation. This Agreement has been duly executed and delivered by each of the Purchaser and the Parent, and constitutes a legal, valid and binding agreement of each of the Purchaser and the Parent enforceable against each of the Purchaser and the Parent in accordance with its terms subject only to the Enforceability Exceptions.

4.            Non-Contravention; Consents.

(a)            The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions will not, (i) conflict with or violate either Parent’s or Purchaser’s Constating Documents, (ii) assuming that all consents, approvals, and other authorizations described in Section 4(b) of Schedule D have been obtained and that all filings and other actions described in Section 4(b) of the Company Disclosure Schedule have been made or taken, conflict with or violate any Law applicable to Parent or Purchaser or by which any property or asset of Parent or Purchaser is bound, or (iii) result in any breach or violation of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) by Parent or any Subsidiary of Parent (including Purchaser) under, or give to others any right of termination, amendment, acceleration, or cancellation of, or result in the loss of any benefit to which Parent or Purchaser is entitled under, or the creation of any Encumbrance (other than Permitted Encumbrances) on the properties or assets of the Company or Company Subsidiaries pursuant to, any Contract or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any property or asset of either of them is bound, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, rights, terminations, amendments, cancellations, accelerations, Encumbrances or other occurrences that would not have a Parent Material Adverse Effect.

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(b)            The execution and delivery of this Agreement by each of Parent and Purchaser do not, and the performance by each of Parent and Purchaser of their respective covenants and obligations pursuant to this Agreement and the consummation by Parent and Purchaser of the Transactions will not, require any consent, approval, authorization, or permit of, or filing with or notification to, any Governmental Body on the part of Parent, Purchaser or any of their Affiliates with respect to any of the foregoing except for (i) applicable requirements and any filing required under the rules and regulations of NYSE, Nasdaq, TSX or LSE, as applicable, (ii) filings with the SEC or the Securities Authorities, (iii) the filing of Articles the Articles of Arrangement with the applicable Governmental Body; (iv) the Interim Order and the Final Order, (v) filings with the Director under the CBCA, (vi) the premerger notification and waiting period requirements of the HSR Act, (vii) any consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration, or filing set forth in Section 4(b) of the Company Disclosure Schedule, and (viii) any other consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration, or filing that, in each case, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.            Absence of Litigation. There is no Legal Proceeding pending or, to the knowledge of Parent, threatened in writing against Parent or Purchaser, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any final and binding continuing order of, consent decree, settlement agreement, or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination, or award of any Governmental Body, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

6.            Funds. Parent has, and will at the Closing have, cash resources in immediately available funds and in an amount sufficient to consummate the Transactions, including payment of the Arrangement Consideration and any fee and expense of, or payable by, Parent or Purchaser in connection with the Transactions.

7.            Ownership of Shares. Neither Parent nor Purchaser holds or beneficially owns any securities of the Company or any of its Affiliates.

8.            Brokers and Other Advisors. Except for PJT Partners, Inc., there is no broker, investment banker, financial advisor is entitled to any broker’s, finder’s, financial advisor’s, or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any Subsidiary of Parent except for Persons, if any, whose fees, and expenses shall be paid by Parent.

9.            Investment Canada Act. Each of Parent and Purchaser (i) is, and at the time of Closing will be, a trade agreement investor that is not a state-owned enterprise, and (ii) is not, and at the time of Closing will not be, a Russian investor, all within the meaning and for the purposes of the Investment Canada Act (Canada).

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Schedule E

D&O SUPPORT AND VOTING AGREEMENT

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